





2023

Annual Report

Message from our
Co-Chief Executive Officers

Fiscal 2023 was a tremendous year for Paylocity—total revenue was $1.17B, representing 38% year-over-year growth—as our focus on providing the most complete platform for the modern workforce continues to resonate with our clients and prospects. Beyond driving strong revenue growth, we are also pleased with our increased profitability in fiscal 2023, with adjusted EBITDA of $375.2M or 31.9% margin and free cash flow $215.8M or 18.4% margin.*

For our clients, Paylocity's commitment to innovation means we're aligned not only with their current needs, but also their future requirements. We've continued to enhance products like Community, Surveys, Video, and Learning, as well as our Mobile App, to ensure our clients can meet the needs of their employees. These products have seen increasing attach and utilization rates, while use of data and analytics on our platform grew exponentially in fiscal 2023—especially our Modern Workforce Index, which analyzes, scores, and tracks a company's progress in delivering a more engaging experience to their employees.

In early April, we launched the HR industry's first integration of generative AI into Community, our social collaboration hub. We continue to embed generative AI across the platform to streamline processes and better engage employees. We also launched Market Pay, which delivers comprehensive pay data to help organizations pay their employees fairly, attract and retain top talent, and maintain compliance. New advanced scheduling functionality improves workforce management by providing more schedule flexibility for employees and access to real-time insights for managers to reduce labor costs and minimize risks.



$1.17B
Total revenue

38%
YoY growth

Adjusted EBITDA of
$375.2M

Adjusted EBITDA Margin
31.9%
400bps YoY leverage

Our product development investments continue to be recognized by third parties. NelsonHall, a leading industry analyst firm, ranked Paylocity a Leader in its Next-Generation HCM Technology NEAT report for the mid-market and enterprise segments. G2 Crowd, an independent product review site, named us an overall leader for all 12 HRIS product categories for the 19th straight quarter and the #1 HR software solution.

We also continue to add new sales reps, while also investing in our referral channel and lead generation to support our go-to-market efforts. We grew our client base by approximately 9% and total employees on the platform by mid teens in fiscal 2023, closing the year with 36,200 clients. We believe there are significant growth opportunities for Paylocity, as we target organizations from 10–5,000 employees.



*Refer to Financial Highlights and Appendix A for additional details on non-GAAP financial measures.

From an operational perspective, we remain focused on delivering world-class service to our clients, and we're proud of the efforts of our operations teams to create a true partnership with each of them. This combination of strong operational execution and industry-leading products allowed us to, once again, achieve over 92% revenue retention in fiscal 2023.



36,200
Clients

92%+
Revenue retention

9%
Client growth



6,000+
Employees



Headquarters
Schaumburg, IL

The success we've had as a company would not be possible without the dedication and commitment of our more than 6,000 employees, who work closely with our clients every day. Our strong culture and commitment to our workforce has garnered significant recognition, including Forbes' Best Employers for Diversity and Best Employers for Women, Built In's Best Places to Work 2023, Great Places to Work Certified 2023, and the 2023 Best and Brightest Companies to Work for in the Nation.

Another vital component of our culture is our commitment to being a leader in corporate social responsibility (CSR). We have effective programs in place across our business, which we've showcased on the Corporate Responsibility section of our website and in our annual CSR report.

As we carry this momentum into fiscal 2024, we also need to thank our employees, clients, and partners for helping make fiscal 2023 such a success. We couldn't have accomplished what we did this past year without your contributions.



Steve Beauchamp & Toby Williams
Co-Chief Executive Officers

The Most Complete Platform for the Modern Workforce



Insights | Recommendations | AI
Recruiting & Onboarding
Benefits
Time & Labor
Payroll
Human Resources
Learning
Performance & Compensation
Global
Employee Experience
Single Platform
Flexible Data
Integration Marketpace
Open APIs

Payroll
- SaaS-based payroll
- Global payroll
- Tax filing, direct deposit
- On Demand Payment



Human Resources
- Single platform for HR & payroll
- Employee Self-Service
- HR compliance & record keeping
- Workflows & Documents



Talent
- Recruiting
- Onboarding
- Performance
- Compensation
- Learning



Employee Experience
- Community
- Video
- Recognition & Rewards
- Surveys



Time & Labor
- Time & Attendance
- Scheduling
- Time Collection



Benefits
- Benefit enrollment & updates
- Advanced reporting
- TPA solutions



Delivering experiences employees crave with automation and insights HR needs

While traditional HR and payroll providers focus on automating basic HR processes such as payroll and benefits administration, Paylocity combines these capabilities with the tools that HR & businesses need to compete for talent and deliver against the expectations of the modern workforce.


Workforce
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Market Pay
Employee Pay: $44,392.53
Median

Single Platform with Flexible Data

The foundation of our platform is a single employee system of record and end-to-end capabilities to support the employee lifecycle: Recruiting & Onboarding, Payroll, Time & Labor, HR, Benefits, Learning, and Performance & Compensation. We provide all of this in a single platform so data flows seamlessly to ensure efficiency and compliance. We also make it easy to connect Paylocity with other business systems through hundreds of integrations with benefits, 401(k), and other providers and open APIs.

Employee Experience

Traditional HR systems are designed to automate processes for HR, but the modern workforce wants more—they want to feel heard and valued, foster connection across their organization, and prioritize flexibility and wellbeing. Paylocity offers employee-focused features like native video, social collaboration, recognition & rewards, chat, and more that enable employers to deliver against these expectations—even those that are remote, on-the-go, or don't have corporate email addresses. Embedding employee experiences across our HCM platform benefits HR too—gaining efficiencies from employees adopting self-service processes and improving their ability to reach and communicate with employees.

Insights, Recommendations & AI

Access to employee data and reporting for compliance meets the basic needs of most companies, but we take it a step further by providing actionable insights powered by AI based on best practices across our 36,200 clients. With interactive dashboards to interpret data, clients get prescriptive recommendations tailored to improving efficiency and building a healthier workforce, and use AI-assisted tools to automate day-to-day tasks.

Unmatched Customer Service

From initial implementation to ongoing service, we prioritize building a true partnership with our clients. We consider clients our "co-creators," regularly soliciting and prioritizing their feedback in our product roadmap.

Corporate Responsibility

Employee Resource Groups

We're committed to increasing diversity, equity, inclusion, and accessibility as we grow and innovate in an ever-evolving environment. Our employee resource groups are a crucial part of our effort to drive change by helping us create a culture where all employees feel respected, valued, and supported.

Our ERGs give our people an effective way to inspire organizational change, improve our business practices, and empower our workforce. Our ERG leaders actively collaborate with, support, and develop their fellow ERG members to always "Live the Reputation."





pcty equality


pcty sheroes


pcty oneworld


pcty sustainability


pcty mental health






Pillars and Partners

Maximizing Human Potential

We strive to break down barriers to success for people with disabilities, under-resourced communities, the aging workforce, veterans, and caregivers, because everyone has something to offer.

Current Partners: i.c.stars, Aspire, YWCA Racial Justice League

Ending Mental Health Stigmas

Paylocity works to be an advocate and leader in mental health awareness. We run campaigns and promote education to help boost the overall well-being of our people and others.

Current Partners: National Alliance on Mental Illness

Needs-Based Community Outreach

We know we're fortunate to enjoy the fruits of our success. That's why we offer our time, talent, and treasure to help others fulfill their basic needs for safety and security.

Current Partners: Blessings in a Backpack, Feeding America, Second Chance Studios, Red Cross

Liberating Through Education

We are empowered by the knowledge that bridging the gaps in education and literacy for under-represented communities allows children and adults alike to reach their full potential. In turn, creating stronger communities and networks.

Current Partners: Big Brothers Big Sisters of America, Youth Guidance, and Illinois Science & Technology Coalition

Nearly **40%** of employees volunteered this year and impacted over **320** organizations





Sustainability

Sustainability is a priority throughout our organization and a passion for many of our employees. Led by the dedicated efforts of our Sustainability employee resource group and task force, we continually strive to conserve energy, water, and raw materials at all our offices. We carefully examine all aspects of our business for new ways to go green. These actions add up for a big impact that supports the sustainability of our communities and planet.

Sustainability Employee Resource Group and Task Force

Paylocity's Sustainability ERG is a group of employees from across the organization whose mission is to foster sustainable practices throughout our business and in the lives of our employees. The Sustainability Task Force is an offshoot of the ERG. Its goal is to boost sustainability in all Paylocity business activities.

Advisory Board for Sustainability in Professional Services

As a member of this board created by the Boston College Center for Corporate Citizenship (BCCCC), Paylocity participates in an ongoing exchange of ideas and best practices related to achieving sustainability in non-manufacturing businesses.



BC CCC | **BOSTON COLLEGE CENTER FOR CORPORATE CITIZENSHIP**
CARROLL SCHOOL OF MANAGEMENT

Sustainability Employee Resource Group and Task Force



Composting initiative

Our Lake Mary, Fla., office became the pilot location for this program designed to further reduce waste at our facilities. The program has now been expanded to our Schaumburg headquarters. Instead of going to the landfill, employees' food and compostable plates/utensils and other materials are now composted and turned into soil for local farms. Employees use specially marked bins to separate the compostable materials, which are picked up and processed locally.



Client paperless initiative

As part of our ongoing client paperless initiative, we were able to avoid printing more than 5 million forms, which represents approximately 47% of our clients' potential paper forms needs.



Recycling initiatives

Our sustainability practices include donating tangible items, recycling materials and equipment, and disposing electronic waste. We will continue to effectively reduce waste and divert it from landfills while positively impacting the environment and helping our company reduce its carbon footprint.

- We've diverted 20,000 lbs. of plastic and harmful materials from landfills by recycling and refurbishing our retired electronics during fiscal 2023.

- We recycled over 15,000 lbs. of metal, glass, plastics, paper, pallets, and cabling during fiscal 2023.

- Through a strategic partnership with the charitable organization Misericordia Heart of Mercy, a community-based organization that supports individuals with developmental disabilities, we have donated dishware, furniture, and other household items that have helped support Misericordia's program as well as diverting materials from landfills.



Top 50
Products for Mid-Market
BEST SOFTWARE AWARDS
2023

2020–2023



Top 100
Software Products
BEST SOFTWARE AWARDS
2023

2020–2023



Forbes 2023
BEST EMPLOYERS FOR DIVERSITY
POWERED BY STATISTA

2022–2023



Forbes 2023
THE BEST EMPLOYERS FOR WOMEN
POWERED BY STATISTA

2022–2023



TrustRadius
Most Loved
2023

2023



TrustRadius
Top Rated
2023

2023



built in
2023 BEST PLACES TO WORK

2012–2023



Great Place To Work
Certified
AUG 2021-AUG 2022
USA

2019–2023



NelsonHall NEAT Leader 2023
Next Generation HCM Technology

2023



BEST AND BRIGHTEST
COMPANIES TO WORK FOR IN THE NATION

2008–2022

External Recognition

















Our Diversity, Equity, Inclusion, and Accessibility

People matter most, and diversity of experience and perspective make us stronger together. We're committed to lead by example and forge a path forward through intentional action where dignity, respect, safety, and justice are for all. Our DEIA policies and programs help bring our values and vision to life.

Transparency is an important part of the DEIA journey. Our annual demographic data can be found in our CSR report for our employees, clients, and partners to see where we stand today. We're proud of the progress made so far, but also know there's much work to do and the path forward is made with intentional action – together.

Progress on CSR

We're committed to promoting and celebrating our employees' voices across the organization. Learn about the steps we're taking to build a better tomorrow at Paylocity, in our local communities, and beyond.

Read our complete CSR report

Scan the QR code or visit paylocity.com/CSR



Financial Highlights

Long-Term Financial Targets*

Squarely focused on revenue growth while demonstrating meaningful leverage in our business model

Total Revenue Growth . . . . 20%+

Adjusted Gross Profit 75–80%

Non-GAAP total R&D. 10–15%

Non-GAAP Sales & Marketing. 20–25%

Non-GAAP General & Administrative . . 5–10%

Adjusted EBITDA 35–40%

Free Cash Flow. 20–25%

Note – Financial targets except revenue growth based on percentage of total revenue.



Revenue
$ millions

28% CAGR

▲ 13% YoY growth

▲ 34% YoY growth

▲ 38% YoY growth

	FY20	FY21	FY22	FY23
Recurring and Other Revenue	$546	$632	$848	$1,098
Total Revenue	$561	$636	$853	$1,175



Free Cash Flow*
$ millions

46% CAGR

	FY20	FY21	FY22	FY23
Margin	12.5%	13.7%	12.0%	18.4%
Value	$70	$87	$103	$216

Strong Balance Sheet – **$289M** Cash and Cash Equivalents as of 6/30/23



Adjusted EBITDA*
$ millions

33% CAGR

	FY20	FY21	FY22	FY23
Margin	28.5%	26.7%	27.9%	31.9%
Value	$160	$170	$238	$375

* Refer to Appendix A for a reconciliation of GAAP to non-GAAP financial measures.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 10-K

_____

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from   to

Commission File Number 001-36348

_____

PAYLOCITY HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

_____

Delaware	**46-4066644**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

1400 American Lane
Schaumburg, Illinois 60173
(Address of principal executive offices and zip code)
(847) 463-3200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading symbol(s)**	**Name of Exchange on which registered**
Common Stock, par value $0.001 per share	PCTY	The NASDAQ Global Select Market LLC

Securities registered pursuant to Section 12(g) of the Act:
None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of December 31, 2022, the last day of registrant's most recently completed second fiscal quarter, was $8.2 billion (based on the closing price for shares of the registrant's common stock as reported by the NASDAQ Global Select Market for the last business day prior to that date).

As of July 28, 2023, there were 55,921,143 shares of the registrant's common stock issued and outstanding.

_____

DOCUMENTS INCORPORATED BY REFERENCE:

The information required by Part III of this Report, to the extent not set forth herein, is incorporated herein by reference from the Proxy Statement relating to the registrant's 2024 annual meeting of stockholders, which shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this Report relates.

PAYLOCITY HOLDING CORPORATION
Form 10-K
For the Year Ended June 30, 2023
TABLE OF CONTENTS

Forward Looking Statements

Except for the historical financial information contained herein, the matters discussed in this report on Form 10-K (as well as documents incorporated herein by reference) may be considered "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including, but not limited to, statements regarding our future financial position, business strategy and plans and objectives of management for future operations. When used in this Annual Report, the words "believe," "may," "could," "will," "estimate," "continue," "intend," "expect," "anticipate," "plan," "project" and similar expressions are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this report, and in particular, the risks discussed under Part 1, Item 1A: "Risk Factors" and those discussed in other documents we file with the Securities and Exchange Commission. Except as required by law, we do not intend to update these forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this report and in the documents incorporated in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on such forward-looking statements.

Item 1. Business.

Overview

We are a leading cloud-based provider of human capital management, or HCM, and payroll software solutions that deliver a comprehensive platform for the modern workforce. Our HCM and payroll platform offers an intuitive, easy-to-use product suite that helps businesses attract and retain talent, build culture and connection with their employees, and streamline and automate HR and payroll processes. Excluding clients acquired through acquisitions, as of June 30, 2023, we provided our software-as-a-service, or SaaS, solutions to approximately 36,200 clients across the U.S., which on average had over 140 employees.

Effective management of human capital is a core function in all organizations and requires a significant commitment of resources. Organizations are faced with an ever-changing employment landscape, including numerous federal, state and local regulations across multiple jurisdictions, the complexity of increasingly geographically dispersed employees, and managing hybrid workplaces. At the same time, employees' expectations are rising, and organizations need to prioritize communication, connection, and collaboration among their employees to differentiate how they attract and retain talent and build a culture of loyalty. Many companies also are operating without the infrastructure, expertise or personnel to implement or support large and complex systems in today's dynamic environment. Existing solutions offered by third-party payroll service providers can have limited capabilities and configurability while other enterprise-focused software vendors can be prohibitively expensive and time-consuming to implement and manage. We believe that modern organizations are better served by SaaS solutions designed to meet their unique needs, delivering fast time to value, and providing their employees with the most engaging experience available.

Our HCM and payroll software solutions provide the following key benefits to our clients:


Insights | Recommendations | AI
Recruiting & Onboarding
Benefits
Time & Labor
Payroll
Human Resources
Learning
Performance & Compensation
Global
Employee Experience
Single Platform
Flexible Data
Integration Marketpace
Open APIs

- **Single Platform with Flexible Data -** The foundation of our platform is a single employee system of record that supports the complete employee lifecycle: Recruiting & Onboarding, Benefits, Time & Labor, Payroll, HR, Learning, and Performance & Compensation. Our platform centralizes payroll and HCM data, minimizing inconsistent and incomplete information that can be produced when using multiple databases.

- **Employee Experience** –We embed employee-focused features throughout the platform that help employees feel connected to their work whether they are hybrid, remote, on-the-go, or do not have corporate email addresses. Our platform provides tools to communicate, connect to organizations and peers, and focus on career development and growth, which drives engagement and adoption of self-service processes – and drives HR automation and digital transformation.

- **Insights, Recommendations & AI** – Our clients have access to their data for reporting and compliance needs, but we also provide actionable insights powered by AI based on best practices across our client base. Clients can use interactive dashboards to interpret data, get prescriptive recommendations tailored to improving efficiency and building a healthier workforce and use AI-assisted tools to automate day-to-day tasks.

- **Leading Customer Service -** We supplement our comprehensive software solutions with an integrated implementation and client service organization, all of which are designed to meet the needs of our clients and prospects.

- **Seamless Integration with Extensive Ecosystem of Partners**. Our software solutions offer our clients automated data integration with hundreds of third-party partner systems in our Integration Marketplace, such as 401(k), benefits and insurance provider systems. This integration reduces the complexity and risk of error of manual data transfers and saves time for our clients and their employees. We integrate data with these related systems through a secure connection, which significantly decreases the risk of unauthorized third-party access and other security breaches.

We market and sell our products through our direct sales force. We generate sales leads through a variety of focused marketing initiatives and from our extensive referral network of 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants. We derive revenue from a client based on the solutions purchased by the client, the number of client employees and the amount, type and timing of services provided with respect to those

client employees. Our annual revenue retention rate was greater than 92% in each of the fiscal years 2021, 2022 and 2023. Our total revenues increased from $635.6 million in fiscal 2021 to $852.7 million in fiscal 2022, representing a 34% year-over-year increase, and to $1,174.6 million in fiscal 2023, representing a 38% year-over-year increase. Our recurring revenue model and high annual revenue retention rates provide significant visibility into our future operating results.

Our Strategy

We intend to strengthen and extend our position as a leading provider of cloud-based HCM and payroll software solutions. Key elements of our strategy include the following:

- *Extend Technological Leadership*. We believe that our organically developed cloud-based software solutions, combined with our unified database architecture, enhances the experience and usability of our products, providing what we believe to be a competitive advantage over alternative solutions. Our modern, intuitive user interface utilizes features found in many popular consumer application experiences, enabling users to use our solutions with limited training. We plan to continue our technology innovation, as we have done with our mobile applications, social features and analytics capabilities.

- *Grow Our Client Base*. We believe that our current client base represents only a small portion of the organizations that could benefit from our solutions. Our clients typically have between 10 to 5,000 employees. While we provide our HCM and payroll software solutions to approximately 36,200 clients across the U.S. (excluding clients acquired through acquisitions) as of June 30, 2023, there are over 1.3 million businesses with 10 to 5,000 employees in the U.S., employing approximately 73 million people, according to the U.S. Census Bureau in 2020. We estimate that if clients were to buy our entire suite of existing solutions at list prices, they would spend approximately $500 per employee annually. We believe our realized target addressable market is approximately $18.6 billion as clients, on average, purchase 50% or more of our suite of solutions. As we continue to expand our product offerings, we believe that we have an opportunity to increase the amount clients spend on HCM solutions per employee and to expand our addressable market. As we expand our client base and number of employees, we will also grow our sales organization.

- *Expand Our Product Offerings*. We believe a significant part of our leadership position is the result of our investment and innovation in our product offerings. We plan to continue to invest in product development efforts that will allow us to offer a broader selection of products to new and existing clients.

- *Further Develop Our Referral Network*. We have developed a strong network of referral participants, such as 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants that recommend our solutions and provide referrals. We believe that our platform's automated data integration with hundreds of related third-party partner systems is valuable to our referral participants, as they are able to access payroll and HR data through a single system which decreases complexity and cost and complements their own product offerings. We plan to increase integration with third-party providers and expand our referral network to grow our client base and lower our client acquisition costs.

Our Products

Our HCM and payroll software solutions deliver a unified platform for the modern workplace. We offer an intuitive, easy-to-use product suite that helps businesses attract and retain talent, build culture and connection with their employees and streamline and automate HR and payroll processes. Our product suite includes the following categories:

Payroll

Payroll and Tax Services – Our Payroll and Tax Services solution is designed to simplify payroll, automate processes and manage complex compliance requirements within one system. Our payroll solution leverages data from our Time & Labor and Human Resource solutions to accurately calculate wages, deductions and withholdings, without the need for manual reentry. Clients work with our experts to configure general ledger integrations, accruals and complex reports to enable data-driven decision making. Our integration capabilities also automatically transfer 401(k) information, retirement plans and benefit files to third-party providers. Through our

Tax Services solutions, we accurately prepare and file the necessary tax withholdings and filing documents for local, state and federal jurisdictions.

Global Payroll – Our cloud-based global payroll solution enables U.S.-based companies to manage payroll for employees outside the U.S. in line with complex local and country-specific requirements across many countries. It also provides consolidated reporting capabilities to efficiently manage a global employee base with real-time access to payroll data.

Expense Management – Our Expense Management solution enables mobile app capture of receipts and imports transactions from credit cards, reducing manual entry errors and minimizing employee and approver paperwork, while also eliminating spreadsheets, calculators and manual approvals through automated workflows that route approved expenses for payroll reimbursement.

On Demand Payment – On Demand Payment provides employees with visibility into their earned wages in between pay cycles based on their hours worked and offers financial flexibility to employees through access to a portion of their earned wages before their scheduled payday without impacting the client's standard payroll process.

Garnishments – Our Garnishments solution provides the calculation, setup and maintenance of historical deduction records and performs calculation validation against state and federal legislation to mitigate compliance risk and prevent costly penalties and errors.

Human Resources

Human Resources – Human Resources solutions streamline processes using modern, mobile-enabled tools that help save time by automating administrative tasks and providing data-driven reporting. Clients can track headcount and status for positions, manage position and manager changes, manage compliance tracking and reporting and employee data and documents in one central location.

Employee Self-Service – Our Employee Self-Service module provides employees with access to their information 24/7, which allows them to view checks, request time off, clock in and out, update personal data and collaborate with teammates. Employees can also enroll in benefits, view coverage, access Learning Management System training or view course completion status on-the-go via our mobile app.

Workflows & Documents – Workflows & Documents serves as a central location to securely store personal employee files such as offer letters and performance reviews to help clients stay compliant and organized by replacing manual processes and paper files. HR professionals can search electronic documents and easily upload, store and download documents while managing access with our role-based permission settings.

HR Compliance Dashboard – With our HR Compliance Dashboard, clients save time and money by staying up to date with new laws and regulations related to topics such as employment verification, Equal Employment Opportunity and compensation.

HR Edge – HR Edge supports human resource leaders' navigation through complex compliance requirements, social issues and HR policies. Clients can also access a comprehensive library of detailed articles, guides and other resources to make informed decisions on compliance topics such as healthcare reform, wages and hours regulations, employee leave, state laws, discrimination and more.

Time & Labor

Time and Attendance – Our Time and Attendance solution accurately tracks time and attendance data, eliminating the need for manual tracking of accruals and reducing administrative tasks. Employees can request and manage time off, edit timecards and manage schedule changes. A customizable supervisor dashboard provides at-a-glance visibility to missed punches, pending time off requests, attendance exceptions and more.

Scheduling – Clients can automate schedule tracking by creating and adjusting work schedules as needed, including leveraging templates and building policies based on duration, time between shifts and availability without having to manually correct payroll data. Managers and employees can easily manage their schedules from our mobile app to ensure the appropriate shift coverage.

Time Collection – Our wide variety of time collection devices include kiosks, state-of-the-art time clocks, and mobile and web applications to meet unique needs of different companies while enabling employees to clock in wherever business is conducted. Advanced features include specifying geographic parameters for mobile punch-in, requiring employees to punch in with a photo, answering attestation prompts and other health and safety checks.

Talent

Recruiting – Recruiting helps clients find the right candidates by offering intuitive tools to streamline talent acquisition processes from application creation to candidate acceptance. By modernizing the experience, clients can conveniently reach candidates wherever they are, including through embedded text messaging, and instantly track conversations in our platform. HR professionals can customize job applications and reach more candidates by automatically posting to online job portals. To promote an inclusive culture, clients can activate masking of certain candidate details to promote recruiting without bias, while still collecting all essential details, including diversity information. Additionally, our solution provides clients with the ability to auto-fill and simplify background checks, maintain and track personal and confidential data, and have real-time access to candidate information to enable timely staffing decisions. Recruiters can communicate with modern candidates in the ways they expect, including email and text messaging from right within our platform.

Onboarding – Onboarding enables new employees to complete all pre-hire tasks through digital data collection to gather important personal and confidential information and documentation right through our platform. Clients can streamline processes such as handbook acknowledgment, tax withholding forms, I-9 document verification, E-Verify and many others. Additionally, new hires feel an instant connection to their team and employer with welcome notes from leaders, introductory videos, company culture information and company policies.

Learning – Our Learning tools allow clients to easily assign courses tailored to training their employees on new skills, policies, products, and other topics with a variety of course delivery methods including on-demand and webinars, all of which are available via our mobile app. Our clients can create a variety of content for their employees including via a Sharable Content Object Reference Model (SCORM), embedded video and various document types. The client's custom content is supplemented by a library of standard trainings provided by Paylocity to help in areas like anti-harassment, new hire, workplace safety, diversity in recruiting and many more. Clients can also empower their employees to create trainings so that internal subject matter experts can share their expertise with colleagues. LMS also offers numerous diversity, equity, inclusion and accessibility courses, modules, and instructional kits to help ensure employees are educated to support a diverse workforce.

Performance – Our Performance tools enable transparent, two-way communication, allowing teams to have ongoing performance conversations. With the ability to manage employee review cycles at the center of the performance management solution, employees can also manage goals and track their career development. Our tools help facilitate ongoing, goals-driven conversations using Journals, giving employees a record of their tasks, goals and accomplishments. Additionally, our clients can prepare succession planning assessments across their employee population by using our 9-box tool that provides context to employees' performance and the ability to visualize the distribution of their workforce.

Compensation – Our Compensation tools help clients ensure alignment between organizational goals, budgets and participant eligibility in an efficient process that reduces manual effort and paper-based budgeting activities. Our customized dashboards provide visibility to individual performance and compensation history at custom permission levels and the full value of an employee's compensation and benefits. Clients can create employee-facing Total Rewards Statements in bulk to demonstrate the full compensation an employee receives—including not just pay, but also benefits, time off, and more.

Benefits

Benefit Enrollment & Updates – Clients can plan and administer competitive benefits packages in one place while offering a smooth, mobile-friendly enrollment and management experience for employees with our tool. Benefit administrators can add enrollment rules, manage benefit offerings for different employee groups, customize user plan limits, and view plan documentation, among other features. Employees can manage their own elections in Employee Self Service or via the mobile app, access open enrollment, account balances and more. Clients can also use embedded experiences like notifications and training to help employees easily stay apprised of important dates and understand the benefit options available to them.

Third-Party Administrative (TPA) Solutions – Our TPA solutions are designed to modernize the administration of HSA, FSA, Health Reimbursement Arrangement (HRA), Transportation Management Account (TMA) and Premium Only Plan (POP) benefits by providing users with a single, unified access point for payroll, HR, and benefits administration. Our TPA solutions include mobile and web access, allowing users to view transaction details and account balances while having the ability to submit claims from our integrated employee portal. These solutions also ease the administration of COBRA coverage and retiree billing.

Employee Experiences

Community – Community is an integrated part of our platform that streamlines communication and fosters a culture of engagement not possible with broadcast emails, antiquated intranets or break room bulletin boards. It empowers clients to engage all employees—even those that are remote, on-the-go or do not have corporate email, which is more critical than ever in the new hybrid world of work. With Community, clients can optimize "broadcast" communications with a company feed that streamlines announcements into a single location. Announcements can be managed, sent and tracked with an intuitive dashboard. Clients can support their employees at scale with Ask an Expert groups where employees can pose questions to designated group experts who manage questions from a dashboard. Community also offers premium capabilities such as one-to-one and one-to many chat functionality to improve real-time communication; the ability to upload, create, edit, and share files; the automatic creation of team groups for supervisors and direct reports; updated user profiles allowing employees to list interests, team members, education, skills or hobbies and enhanced directory and search capability to easily find, follow and engage with co-workers.

Video – Video provides clients the ability to record, upload and embed videos across our HCM platform to increase collaboration, morale, engagement and productivity. Clients can embed videos seamlessly into tasks that are critical to their business such as leadership announcements, job postings, onboarding, performance journals, surveys and more.

Surveys – Our Surveys tool help clients gather valuable employee feedback to encourage ongoing and transparent conversations while staying in touch with their workforce.

Recognition & Rewards – Recognition & Rewards promotes positive interactions by allowing employees to recognize and celebrate colleagues' achievements. It also gives employees the ability to post accolades on their profiles and share with co-workers.

Insights & Recommendations

Modern Workforce Index – Leveraging data from more than 36,200 clients, our patent-pending Modern Workforce Index (MWI) puts sophisticated AI into an HR intelligence dashboard that gives clients insight into employee sentiment, performance metrics, and engagement. With MWI, clients can identify gaps and get smart, actionable recommendations on how to improve their organization's health by increasing employee productivity and reducing turnover.

Data Insights – With our Data Insights solution, our clients can evaluate the health of their organizations with actionable insights in areas such as headcount, turnover, labor costs and composition of their employee populations so they can customize, fund and deploy strategies to support diverse employees and identify needs of underrepresented groups.

Reporting – Clients can build and customize reports within our platform. We also offer hundreds of standard reports that clients can use as is or adjust to suit their needs. New reports are added regularly in response to regulatory changes, compliance updates and client feedback.

Client Support Teams

We supplement our comprehensive software platform with an integrated implementation and client service organization with deep subject matter expertise. Our core operation consists of various specialists, including implementation teams, account managers, payroll processing and tax service teams. Delivering a positive experience and a high level of support is an essential element of our ability to sell our solutions and retain clients.

Implementation and Training Services

Our clients are typically either migrating to our platform from a competitive solution or are adopting their first online HCM and payroll solution. These organizations often have limited internal resources and rely on us to implement their HCM and payroll solutions. We typically implement our product suite within one to eight weeks, depending on the size and complexity of each client. Each client is guided through the implementation process by our knowledgeable consultants for all implementation matters. We believe our ability to rapidly implement our solutions is principally due to the combination of our emphasis on engagement with the client, our standardized methodology, our cloud-based architecture and our highly configurable, easy-to-use products.

We offer clients the opportunity to utilize on-demand or in-class training designed to provide clients with general knowledge on our solutions. We also host an annual client conference for clients to learn about new products and features and allow clients to provide feedback and learn best practices.

Client Service

Our client service model is designed to serve and support the needs of our clients and to build loyalty by developing strong relationships with clients. We strive to achieve high revenue retention, in part, by delivering high-quality service. Our revenue retention was greater than 92% in each of fiscal 2021, 2022 and 2023. Each client is assigned an account management team that serves as the central point of contact for any questions or support needs. We believe this approach enhances client service by providing clients with knowledgeable resources who understand the client's business, respond quickly, and are accountable for the overall client experience. Account managers are supplemented by teams with deep technical and subject matter expertise who help to expediently and effectively address client needs. We also proactively solicit client feedback through ongoing surveys from which we receive actionable feedback that we use to enhance our client service processes. We have also built an online knowledge repository for clients that provides industry content and Paylocity product and service information.

Tax and Regulatory Services

Our software contains a rules engine designed to make accurate federal, state, and local tax calculations that is continually updated to support all pertinent legislative changes across U.S. jurisdictions with the support of our tax compliance professionals. Our tax service teams provide a variety of solutions to clients including processing payroll tax deposits, preparing and filing quarterly and annual employment tax returns and amendments and resolving client employment tax notices. Our tax filing and compliance departments perform multiple audits to ensure that clients remit timely and accurate tax payments. In addition, a series of audit routines are run to ensure that quarterly tax filings are accurate and submitted on a timely basis.

Clients

Excluding clients acquired through acquisitions, as of June 30, 2023, we provided our HCM and payroll software solutions to approximately 36,200 clients, across the U.S. The rate at which we add clients is variable period-to-period and is also seasonal as many clients switch solutions during the first calendar quarter of the year. Clients include for-profit and non-profit organizations across industries including business services, financial services, healthcare, manufacturing, restaurants, retail, technology and others. For each of the three years ended June 30, 2021, 2022 and 2023, no client accounted for more than 1% of our revenues.

Sales and Marketing

We market and sell our products and services through our direct sales force. Our direct sales force includes sales representatives who have defined geographic territories throughout the U.S. We seek to hire experienced sales representatives wherever they are located and believe we have room to grow the number of sales representatives in each of our territories.

The sales cycle begins with a sales lead generated by the sales representative, through our third-party referral network, a client referral, our telemarketing team, our external website, marketing lead generation strategies or other territory-based activities. We support our sales force with a marketing program that includes seminars and webinars, email marketing, social media marketing, broker events and web marketing.

Referral Network

As a core element of our business strategy, we have developed a referral network of third-party service providers, including 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants, that recommend our solutions and provide referrals. Our referral network has become an increasingly important component of our sales process, and in fiscal 2023, more than 25% of our new client revenue originated by referrals from participants in our referral network.

We believe participants in our referral network refer potential clients to us because of the strength of our products and services, the value we provide our referral partners through our broker portal, the fact that we do not provide services that compete with our referral networks, and because we offer third parties the ability to integrate their systems with our platform. Unlike other HCM and payroll solution providers who also provide retirement plans, health insurance and other products and services competitive with the offerings of the participants in our referral network, we focus only on our core business of providing HCM and payroll solutions. In some cases, we have formalized relationships in which we are a recommended vendor of these participants. In other cases, the relationships are informal. We typically do not compensate these participants for referrals.

Partner Ecosystem

We have developed a partner ecosystem of third-party systems, such as 401(k), benefits and insurance provider systems, with whom we provide automated data integration for their clients. These third-party providers require certain financial, payroll and other employee demographic information from their clients to efficiently provide their respective services. After securing authorization from the client, we exchange data with these providers. In turn, these third-party providers supply data to us, which allows us to deliver comprehensive HR and benefit management services to our clients. We believe our partnerships with these third parties are an important part of their service offerings. We have also developed our solutions to integrate with a variety of other systems used by our clients, such as accounting, point of sale, banking, expense management, recruiting, background screening and skills assessment solutions.

Paylocity's automated data integration reduces the complexity and risk of error of manual data transfers and saves clients and employees time. Direct and automated data transmission improves the accuracy of data and facilitates data collection in partners' systems. Having automated data integration with a HCM and payroll provider differentiates partners' product offerings, strengthening their competitive positioning in their own markets.

Technology

We offer our solutions on a cloud-based platform that leverages a unified architecture and a common code base that we organically developed. Clients do not need to install our software in their data centers and can access our solutions through any mobile device or web browser with Internet access.

- *Multi-Tenant Architecture.* Our software solutions were designed with a multi-tenant architecture. This architecture gives us an advantage over many disparate traditional systems, which are less flexible and require longer and more costly development and upgrade cycles.

- *Mobile Focused.* We employ mobile-centric principles in our solution design and development. We believe that the increasing mobility of employees heightens the importance of access to our solutions through mobile devices, including smart phones and tablets. Our mobile experience provides our clients and their employees with access to our solutions through virtually any device having Internet access. We bring the flexibility of a secure, cloud-based solution to users without the need to access a traditional desktop or laptop computer.

- *Security.* We maintain comprehensive security programs designed to ensure the security and integrity of client and employee data, protect against security threats or data breaches and prevent unauthorized access. We regulate and limit all access to servers and networks at our data centers. Our systems are monitored for irregular or suspicious activity, and we have dedicated internal staff perform security assessments for each release. Our systems undergo regular penetration testing and source code reviews by an independent third-party security firm.

We use multiple cloud hosting and third-party data center providers to host our solutions, including data centers in Franklin Park, Illinois and Kenosha, Wisconsin (for backup and disaster recovery). We supply the hardware infrastructure and are responsible for the ongoing maintenance of our equipment at all data center locations.

Competition

The market for HCM and payroll solutions is both fragmented and highly competitive. Our competitors vary for each of our solutions and primarily include payroll and HR service and software providers, such as Automatic Data Processing, Inc., Ceridian HCM Holding Inc., Paychex, Inc., Paycom Software, Inc., Paycor, Inc., Ultimate Kronos Group and other local and regional providers.

We believe the principal competitive factors on which we compete in our market include the following:

- Solutions built to connect with today's modern workforce;

- Comprehensive HCM and payroll product suite on a single platform;

- Breadth and depth of product functionality;

- Configurability and ease of use of our solutions;

- Modern, mobile, intuitive and consumer-oriented user experience;

- Benefits of a cloud-based technology platform;

- Ability to innovate and respond to client needs rapidly;

- Domain expertise in HCM and payroll;

- Quality of implementation and client service;

- Ease of implementation;

- Real-time web-based payroll processing; and

- Access to a wide variety of complementary third-party service providers.

We believe that we compete favorably on these factors and our ability to remain competitive will largely depend on the success of our continued investment in sales and marketing, research and development and implementation and client services.

Research and Development

We invest heavily in research and development to continuously introduce new modules, technologies, features and functionality. We are organized in small product-centric teams that utilize an agile development methodology. We focus our efforts on developing new modules and core technologies and on further enhancing the usability, functionality, reliability, performance and flexibility of existing modules.

Research and development costs, including research and development costs that were capitalized, were $108.5 million, $145.1 million and $219.6 million for the years ended June 30, 2021, 2022 and 2023, respectively.

Intellectual Property

Our success is dependent, in part, on our ability to protect our proprietary technology and other intellectual property rights. We rely on a combination of trade secrets, copyrights and trademarks, as well as contractual protections to establish and protect our intellectual property rights. We require our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and control access to software, documentation and other proprietary information. Although we rely on laws respecting intellectual property rights, including trade secret, copyright and trademark laws, as well as contractual protections to establish and protect our intellectual property rights, we believe that factors such as the technological and creative skills of our personnel, creation of new modules, features and functionality and frequent enhancements to our modules are the most essential means to establishing and maintaining our technology leadership position.

Governmental Regulation

As a provider of HCM and payroll solutions, our systems contain a significant amount of sensitive data related to clients, employees of our clients, business partners and our employees. Data privacy is a significant issue for organizations globally, including those in the United States. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain so for the foreseeable future. Many national, state and local government bodies have adopted or are considering adopting laws and regulations related to the collection, use and disclosure of personal information. In the United States, these include rules and regulations promulgated under the authority of the Federal Trade Commission, the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), state breach notification laws, and state privacy laws, such as the California Consumer Privacy Act of 2018 ("CCPA"), as amended by the California Privacy Rights Act of 2020 ("CPRA") and the Illinois Biometric Information Privacy Act ("BIPA"). Further, because some of our clients have international operations and employees, the European Union General Data Protection Regulation ("GDPR") and other foreign data privacy laws may impact our processing of certain client and employee information.

In addition, many of our solutions are designed to assist clients with their compliance with certain U.S. federal, state and local laws and regulations that apply to them. As such, our products and services may become subject to increasing and/or changing regulatory requirements, including changes in tax, benefit and other laws, and as these requirements proliferate, we may be required to change or adapt our products and services to comply. Changing regulatory requirements might reduce or eliminate the need for some of our products and services, block us from developing new products and services or have an adverse effect on the functionality and acceptance of our solution. This might in turn impose additional costs upon us to comply, modify or further develop our products and services. It might also make introduction of new products and services more costly or more time-consuming than we currently anticipate or prevent introduction of such new products and services. For example, the adoption of new money transmitter or money services business statutes in jurisdictions or changes in regulators' interpretation of existing state and federal money transmitter or money services business statutes or regulations, could subject us to registration or licensing or limit business activities until we are appropriately licensed.

Our ability to comply with and address the continuously evolving requirements and regulations applicable to our business depends on a variety of factors, including the functionality and design of our solutions and the manner in which our clients and their employees utilize them. We have implemented operating policies and procedures to protect the accuracy, privacy and security of our clients' and their employees' information and voluntarily undergo certain periodic audits and examinations and maintain certain certifications to demonstrate our commitment to regulatory compliance.

The foregoing description does not include an exhaustive list of the laws and regulations governing or impacting our business. See the discussion contained in the "Risk Factors" section in Part I, Item 1A of this Annual Report on Form

10-K for information regarding changes in laws and regulations that could have a materially adverse effect on our business, operating results or financial condition.

Human Capital

As a leading provider of cloud-based HCM and payroll software solutions, we are committed to delivering the most modern suite of solutions that drive employee engagement and a more connected culture for both our clients and our employees. Our Co-CEOs, together with our senior executive team and Board of Directors, drive our human capital strategy including key initiatives related to our employees and company culture.

For additional information regarding our human capital initiatives, we encourage investors and other users of this Annual Report on Form 10-K to visit our Corporate Social Responsibility website at https://www.paylocity.com/who-we-are/about-us/corporate-responsibility/. The information contained on this website is not incorporated by reference into this Annual Report on Form 10-K.

As of June 30, 2023, our workforce consisted of approximately 6,100 employees, substantially all of whom were employed on a full-time basis in the United States.

Culture & Engagement

At Paylocity, we strive to be an organization where every employee has a voice, feels welcomed and is empowered to do their best work. Our core values drive our culture – we believe in earning it every day, that growth fuels opportunity, thinking next generation, living the reputation, and being unbeatable together. Our core values serve as the foundation from which we create an engaging culture for our employees, how we train and develop our teams and how we identify the right talent for our organization. Our approach to drive a strong culture and employee engagement has been validated externally as Paylocity has been named Forbes 2023 Best Employers for Diversity, Forbes 2023 Best Employers for Women, Forbes 2022 America's Best Mid-Size Employers and was also Great Place To Work certified on multiple occasions.

We support a number of employee resource groups ("ERGs") including PCTY Equality, which focuses on fostering a positive work environment and providing support for employees and allies of the LGBTQIA+ community, our PCTY OneWorld group, which fosters an inclusive work environment and provides support for our employees of diverse ethnic backgrounds, PCTY Sheroes, which supports and celebrates women, PCTY Sustainability, whereby our employees support initiatives to operate our business and facilities to conserve energy, water and raw materials, and our PCTY Mental Health, which promotes a psychologically safe and healthy workplace where employees bring their whole selves to work and their mental well-being is supported. Each of these groups is organized to give employees the chance to build community and connections, voice their ideas and perspectives, personally develop and grow, and shape our culture to make a difference at work and in our local communities.

Diversity, Equity, Inclusion and Accessibility

Dedication to diversity, equity, inclusion and accessibility ("DEIA") is foundational to our culture. Led by our Chief Diversity Officer and Diversity Leadership Council, we remain committed to increasing the representation of minority groups within our organization, including in leadership roles, and we directly focus on these goals within our talent acquisition and employee development efforts. Our focus includes attracting diverse candidates to our organization while also investing in professional development and mentorship programs focused on underrepresented employee groups.

As of June 30, 2023, approximately 51% of our employees identified as female and approximately 43% of director roles and above were held by a female. For our U.S. employees, approximately 34% of our employees were made up of underrepresented minorities and approximately 27% of our director roles and above were held by underrepresented minorities as of June 30, 2023. The following table provides the ethnicity breakdown of our U.S. employees as of June 30, 2023.

Ethnicity	U.S. Employees
American Indian or Alaskan Native	0.4%
Asian & Indian	6.7%
Black Or African American	10.0%
Hispanic & Latinx	12.1%
Multiracial	4.4%
Native Hawaiian or Pacific Islander	0.3%
White	62.0%
Undisclosed*	4.1%
Overall	100.0%

* Individuals preferred to not disclose an ethnicity

To support our DEIA efforts, we offer a curriculum of learning and training content known as "BRIDGE" (Belonging, Respect, Inclusion, Diversity, Generosity, and Equity), that delivers training content related to topics such as unconscious bias, inclusive leadership and building diverse teams. The BRIDGE training program features self-paced courses, leadership roundtables, and knowledge briefs. Our curriculum is designed with the needs of both our employees and clients in mind, with content widely available via our Learning tools.

We also strive to cultivate the most inclusive workplace culture possible. Our employee self-identification functionality allows employees to self-identify in areas such as disability, race, ethnicity, gender, gender identity, veteran status, sexual orientation, and personal pronouns. This data provides an accurate view of our diverse workforce so we can better customize, fund, and initiate specialized programming, accommodations and strategies.

Learning & Development

We are committed to creating industry leading talent development and leadership programs that support the professional growth of our employees. In 2023, we were named a BEST Awards organization by the Association for Talent Development for the third consecutive year. We now offer professional development courses to all employees including topics like preparing for an interview, building a career path as well as leadership topics like delegation and leading a hybrid team. We also provide our operations team with an immersive scenario-based training program and our salesforce with an intensive learning experience on our go-to-market sales strategy and process. Through our internally developed Learning tool with Video, we enable employees to share knowledge through self-recorded sessions, which complements our library consisting of hundreds of internal courses. We continue to invest in our employees by providing development opportunities through our Leader of Others program, which is designed to help prepare new leaders to guide their team to high performance. This leadership program, combined with our strong culture, increasingly results in our employees stepping into larger roles within the organization.

Talent Acquisition & Compensation

We focus diligently on attracting a diverse pool of talented candidates that can help us achieve our short and long-term goals as an organization. Our philosophy of "talent anywhere" focuses on identifying the right individuals for our business, regardless of where they are located geographically. For Paylocity, the right talent is someone who embodies our values, has an innate curiosity to learn and grow with our business, and has a diverse perspective on how best to accomplish our goals. We have embraced flexible working arrangements which we believe are essential to enable our employees to work in the environment that best suits their needs.

Our compensation approach is centered around a philosophy that allows us to compete for and retain the right talent to grow our organization, while being consistent and equitable. Our total rewards program includes competitive pay, a restricted stock program that covers more than half of our employee base, an employee stock purchase program, the ability to receive a portion of earned wages before the end of the payroll cycle through our On-Demand Payment product, market competitive retirement benefits, paid time off and many other benefits. We partner with best-in-class organizations to ensure that we utilize the most current data to serve as a foundation of our compensation strategy.

We are also committed to supporting the health and well-being of our employees and offer a multitude of resources to assist in these efforts. In addition to traditional benefit offerings, we provide all employees with innovative perks and benefits, such as flexible work schedules, paid parental leave, adoption assistance, employer-paid short term disability, health advocacy services, paid time off to volunteer, tuition reimbursement, the ability to consolidate and refinance federal and private student loans, interest free employee loans and many others. We are also very proud to offer a benefits package that is certified by the World Professional Association for Transgender Health.

PCTY Gives

Giving back to our local communities takes many forms at Paylocity. Through PCTY Gives, we mobilize our technology, people and resources across the country through in-kind donations, our Elevate Your Passions ("EYP") Grant Program, Volunteers in Action paid time-off, signature program funding, corporate sponsored volunteerism and many other initiatives. To support our employees and their communities, each quarter we donate to qualified 501 (c)(3) charities nominated by our employees through the EYP program. In addition to local charities, Paylocity partners with national organizations such as Big Brothers Big Sisters of America, American Red Cross, National Alliance on Mental Illness and Feeding America. To support the children of Paylocity employees, the Peter J. McGrail Scholarship program, named after our late CFO, provides higher education tuition assistance for selected participants.

Available Information

Our Internet address is www.paylocity.com and our investor relations website is located at http://investors.paylocity.com. We make available free of charge on our investor relations website under the heading "Financials" our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with (or furnished to) the SEC. Information contained on our websites is not incorporated by reference into this Annual Report on Form 10-K. In addition, the SEC maintains an Internet site, www.sec.gov, that includes filings of and information about issuers that file electronically with the SEC.

Item 1A. Risk Factors.

Our business, growth prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that are currently considered immaterial. The trading price of our common stock could decline due to any of the risks and uncertainties described below, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes.

Risks Related to our Business and Industry

Our quarterly operating results have fluctuated in the past and may continue to fluctuate due to a variety of factors, many of which are outside of our control.

Our number of new clients typically increases more during our third fiscal quarter ending March 31 than during the rest of our fiscal year, primarily because many new clients prefer to start using our human capital management, or HCM, and payroll solutions at the beginning of a calendar year. Client funds and year-end activities are also traditionally higher during our third fiscal quarter. As a result, our total revenue and expenses have historically grown disproportionately during our third fiscal quarter as compared to other quarters. Due to this seasonality in our business, quarter-to-quarter comparisons of our operations are not necessarily meaningful and such comparisons should not be relied upon as indications of future performance. Additionally, fluctuation in quarterly results may negatively impact the price of our common stock.

In addition to other risk factors listed within this "Risk Factors" section of this Annual Report on Form 10-K, some other important factors that may cause fluctuations in our quarterly operating results include the following:

- The extent to which our products achieve or maintain market acceptance;

- Our ability to introduce new products and enhancements and updates to our existing products on a timely basis;

- Competitive pressures and the introduction of enhanced products and services from competitors;

- Changes in client budgets and procurement policies;

- The amount and timing of our investment in research and development activities and whether such investments are capitalized or expensed as incurred;

- The number of our clients' employees;

- Timing of recognition of revenues and expenses;

- Client renewal rates;

- Seasonality in our business;

- Technical difficulties with our products or interruptions in our services;

- Our ability to hire and retain qualified personnel;

- A repeal of or changes to the laws and regulations related to the products and services which we offer;

- Changes in accounting principles;

- Business disruptions caused by public health issues such as the coronavirus disease ("COVID-19") pandemic;

- Macroeconomic factors, including changes in interest rates and inflationary pressures; and

- Unforeseen legal expenses, including litigation and settlement costs.

In addition, a significant portion of our operating expenses are related to compensation and other items which are relatively fixed in the short-term, and we plan expenditures based in part on our expectations regarding future needs and opportunities. Accordingly, changes in our business or revenue shortfalls could decrease our gross and operating margins and could negatively impact our operating results from period to period.

If we do not continue to innovate and deliver high-quality, technologically advanced products and services, we will not remain competitive and our revenue and operating results could suffer.

The market for our solutions is characterized by rapid technological advancements, including but not limited to artificial intelligence ("AI") and machine learning, changes in client requirements, frequent new product introductions and enhancements and changing industry standards. The life cycles of our products are difficult to estimate. Rapid technological changes and the introduction of new products and enhancements by new or existing competitors, or development of entirely new technologies to replace existing offerings could limit the demand for our existing or future solutions and undermine our current market position. New technologies that involve AI or machine learning or that are created using AI or machine learning may emerge that are able to deliver HCM solutions at lower prices, more efficiently or more conveniently than our solutions, which could adversely impact our ability to compete. Additionally, if new technologies used in our products fail to operate as expected, our business may be negatively impacted.

Our success depends in substantial part on our continuing ability to provide products and services that organizations will find superior to our competitors' offerings and will continue to use. We intend to continue to invest significant resources in research and development to enhance our existing products and services and introduce new high-quality products that clients will want. If we are unable to predict user preferences or industry changes, or if we are unable to modify our products and services on a timely basis or to effectively bring new products to market, our revenue and operating results may suffer.

Failure to manage our growth effectively could increase our expenses, decrease our revenue, and prevent us from implementing our business strategy and sustaining our revenue growth rates.

We have experienced rapid revenue and client base growth and intend to pursue continued growth as part of our business strategy. However, the growth in our number of clients puts significant demands on our business, requires increased capital expenditures and increases our operating expenses. To manage this growth effectively, we must attract, train, and retain a significant number of qualified sales, implementation, client service, software development, information technology and management personnel. We also must maintain and enhance our technology infrastructure and our financial and accounting systems and controls. We must also expand and develop our network of third-party service providers, including 401(k) advisors, benefits administrators, insurance brokers, third-party administrators and HR consultants, which represent a significant source of referrals of potential clients for our products and implementation services. Failure to effectively manage our growth could adversely impact our business and results of operations. We could also suffer operational mistakes, a loss of business opportunities and employee losses. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or might grow more slowly than expected, and we might be unable to implement our business strategy.

The markets in which we participate are highly competitive, and if we do not compete effectively, our operating results could be adversely affected.

The market for HCM and payroll solutions is fragmented, highly competitive and rapidly changing. Our competitors vary for each of our solutions and primarily include payroll and HR service and software providers, such as Automatic Data Processing, Inc., Ceridian HCM Holding Inc., Paychex, Inc., Paycom Software, Inc., Paycor, Inc., Ultimate Kronos Group and other local and regional providers.

Several of our competitors are larger and have greater name recognition, longer operating histories and significantly greater resources than we do. Many of these competitors are able to devote greater resources to the development, promotion and sale of their products and services. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition, which may include price concessions, delayed payment terms, or other terms and conditions that are more enticing to potential clients. As a result, our competitors may be able to develop products and services better received by our markets or may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, regulations, or client requirements.

In addition, current and potential competitors have established, and might in the future establish, partner or form other cooperative relationships with vendors of complementary products, technologies or services to enable them to offer new products and services, to compete more effectively or to increase the availability of their products in the marketplace. New competitors or relationships might emerge that have greater market share, a larger client base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources, and larger sales forces than we have, which could put us at a competitive disadvantage. In light of these factors, current or potential clients might accept competitive offerings in lieu of purchasing our offerings. We expect competition to continue for these reasons, and such competition could negatively impact our sales, profitability or market share.

If we fail to manage our technical operations infrastructure, including operation of our data centers, our existing clients may experience service outages and our new clients may experience delays in the deployment of our modules.

We have experienced significant growth in the number of users, transactions and data that our operations infrastructure supports. We seek to maintain sufficient excess capacity in our data centers and other operations infrastructure to meet the needs of our clients. We also seek to maintain excess capacity to support new client deployments and the expansion of existing client deployments. In addition, we need to properly manage our technological operations infrastructure in order to support version control, changes in hardware and software parameters and the evolution of our modules. We have in the past and may in the future experience website disruptions, outages and other performance problems. These problems may be caused by a variety of factors, including infrastructure changes, human or software errors, viruses, security attacks, fraud, spikes in client usage and denial of service issues. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. If we do not accurately predict our infrastructure requirements, our existing clients may experience service outages that may subject us to financial penalties, financial liabilities and client losses and adversely affect our reputation.

In addition, our ability to deliver our cloud-based modules depends on the development and maintenance of Internet infrastructure by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity, and security. We may experience future interruptions and delays in services and availability from time to time. Any interruption may affect the availability, accuracy, or timeliness in our services and could damage our reputation, cause our clients to terminate their use of our software, require us to indemnify our clients against certain losses due to our own errors and prevent us from gaining additional business from current or future clients. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with clients.

To operate without interruption, both we and our clients must guard against:

- Damage from fire, power loss, natural disasters, pandemics and other force majeure events outside our control;

- Communications failures;

- Software and hardware errors, failures and crashes;

- Security breaches, computer viruses, hacking, worms, malware, ransomware, denial-of-service attacks and similar disruptive problems; and

- Other potential interruptions.

We use multiple cloud hosting and third-party data center providers to host our solutions, including data centers in Franklin Park, Illinois and Kenosha, Wisconsin (for backup and disaster recovery). We also may decide to employ additional offsite data centers in the future to accommodate growth. Problems faced by our data center locations (such as a hardware or other supply chain disruption), with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their clients, including us, could adversely affect the availability and processing of our solutions and related services and the experience of our clients. In addition, our data center providers may be unable to keep up with our growing needs for capacity, may implement changes in service levels, may not renew these agreements on commercially reasonable terms, or may be acquired. We may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur costs and experience service interruption in doing so. Interruptions in our services might reduce our revenues, subject us to potential liability or other expenses and adversely affect our reputation.

We typically pay client employees and may pay taxing authorities amounts due for a payroll period before a client's electronic funds transfers are finally settled to our account. If client payments are rejected by banking institutions or otherwise fail to clear into our accounts, we may require additional sources of short-term liquidity and our operating results could be adversely affected.

Our payroll processing business involves the movement of significant funds from the account of a client to employees and relevant taxing authorities. Though we debit a client's account prior to any disbursement on its behalf, due to Automated Clearing House, or ACH, banking regulations, funds previously credited could be reversed under certain circumstances and timeframes after our payment of amounts due to employees and taxing and other regulatory authorities. There is therefore a risk that the employer's funds will be insufficient to cover the amounts we have already paid on its behalf. While such shortage and accompanying financial exposure has only occurred in very limited instances in the past, should clients default on their payment obligations in the future, we might be required to advance funds to cover such obligations. Depending on the magnitude of such an event, we may be required to seek additional sources of short-term liquidity, which may not be available on reasonable terms, if at all, and our operating results and our liquidity could be adversely affected and our banking relationships could be harmed.

Our business could be negatively impacted by disruptions in the operations of third-party service providers.

We depend on relationships with certain third-party service providers to operate our business. We rely on third-party couriers such as the United Parcel Service, or UPS, to ship printed checks to our clients, and any disruptions in their operations that impact their ability to successfully perform their tasks may negatively impact our business. We also engage international business partners to perform certain services in countries where we currently do not have operations in and as a result may subjects us to regulatory, economic and political risks that are different from those in the United States.

We currently have agreements with various major U.S. banks to execute ACH and wire transfers to support our client payroll, benefit and tax services. If one or more of the banks fails to process ACH transfers on a timely basis, or at all, then our relationship with our clients could be harmed and we could be subject to claims by a client with respect to the failed transfers. In addition, these banks have no obligation to renew their agreements with us on commercially reasonable terms, if at all. If a material number of these banks terminate their relationships with us or restrict the dollar amounts of funds that they will process on behalf of our clients, their doing so may impede our ability to process funds and could have an adverse impact on our business. We have contingency plans in place in case of any failures of banks to process transfers that may impact our operations. However, a failure of one of our banking partners or a systemic shutdown of the banking industry could result in the loss of client funds or prevent us from accessing and processing funds on our clients' behalf, which could have an adverse impact on our business and liquidity.

In addition, we utilize certain third-party software in some of our products. Although we believe that there are alternatives for the functionality provided by the third party software, any significant interruption in the availability of such third-party software, or defects and errors in the third-party software, could have an adverse impact on our business unless and until we can replace the functionality provided by these products at a similar cost.

We depend on our senior management team and other key employees, and the loss of these persons or an inability to attract and retain highly skilled employees, including product development, sales, implementation, client service and other technical persons, could adversely affect our business.

Our success depends largely upon the continued services of our key executive officers. We also rely on our leadership team in the areas of product development, sales, implementation, client service, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. While we have employment agreements with our executive officers, these employment agreements do not require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have an adverse effect on our business.

We believe that to grow our business and be successful, we must continue to develop products that are technologically advanced, are highly integrable with third-party services, provide significant mobility capabilities and have pleasing and intuitive user experiences. To do so, we must attract and retain highly qualified personnel, particularly employees with high levels of experience in designing and developing software. We must also identify, recruit and train qualified sales, client service and implementation personnel in the use of our software. The amount of time it takes for our sales representatives, client service and implementation personnel to be fully trained and to become productive varies widely. Competition for skilled employees across the United States and globally is intense. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed. We follow a practice of hiring the best available candidates wherever located, but as we grow our business, the productivity of our product development and direct sales force may be adversely affected. In addition, if we hire employees from competitors or other companies, their former employers may attempt to assert that these employees have breached their legal obligations, resulting in a diversion of our time and resources.

Our software might not operate properly, which could damage our reputation, give rise to claims against us, or divert application of our resources from other purposes, any of which could harm our business and operating results.

Our HCM and payroll software is complex and may contain or develop undetected defects or errors, particularly when first introduced or as new versions are released. Despite extensive testing, from time to time, we have discovered defects or errors in our products. In addition, because changes in employer and legal requirements and practices relating to benefits, filing of tax returns and other regulatory reports are frequent, we may discover defects and errors in our software and service processes in the normal course of business compared against these requirements and practices. Defects and errors could also cause the information that we collect to be incomplete or contain inaccuracies that our clients, their employees and taxing and other regulatory authorities regard as significant.

Defects and errors and any failure by us to identify and address them could result in delays in product introductions and updates, loss of revenue or market share, liability to clients or others, failure to achieve market acceptance or expansion, diversion of development and other resources, injury to our reputation, and increased service and maintenance costs. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability might be substantial and could adversely affect our operating results. Our clients might assert claims against us in the future alleging that they suffered damages due to a defect, error, or other failure of our product or service processes. A product liability claim and errors or omissions claim could subject us to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of such a claim.

Our agreements with our clients typically contain provisions intended to limit our exposure to such claims, but such provisions may not be effective in limiting our exposure. Contractual limitations we use may not be enforceable and may not provide us with adequate protection against product liability claims in certain jurisdictions. A successful claim for product or service liability brought against us could result in substantial cost to us and divert management's attention from our operations. We also maintain insurance, but our insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management's attention.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We have acquired and may in the future seek to acquire or invest in other businesses or technologies. The pursuit of potential acquisitions or investments may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

We may not be able to integrate the acquired personnel, operations and technologies successfully, or effectively manage the combined business following the acquisition. Factors that may negatively impact our operating results, business and financial position, without limitation include the following:

- Inability to integrate or benefit from acquired technologies, operations, or services in a profitable manner;

- Unanticipated costs or liabilities associated with the acquisition;

- Difficulty converting the clients of the acquired business onto our modules and contract terms, including disparities in the revenues, licensing, support or professional services model of the acquired company;

- Diversion of management's attention from other business concerns;

- Adverse effects to our existing business relationships with business partners and clients as a result of the acquisition;

- The potential loss of key employees;

- Use of resources that are needed in other parts of our business;

- Use of substantial portions of our available cash to consummate the acquisition; and

- Dilutive issuances of equity securities or the incurrence of debt.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Risks Related to Cybersecurity and Intellectual Property Rights

If our security measures are breached or unauthorized access to client data or funds is otherwise obtained, our solutions may be perceived as not being secure, clients may reduce the use of or stop using our solutions and we may incur significant liabilities.

Our solutions involve the storage and transmission of our clients' and their employees' proprietary and confidential information. This information includes bank account numbers, tax return information, social security numbers, benefit information, retirement account information, payroll information, system passwords, and in the case of our benefit administration solution, BeneFLEX, health information protected by the Health Insurance Portability and Accountability Act of 1996, as amended, or the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). In addition, we collect and maintain personal information on our own employees in the ordinary course of our business. Finally, our business involves the storage and transmission of funds from the accounts of our clients to their employees, taxing and regulatory authorities and others. As a result, unauthorized access or security breaches of our systems, the systems of our clients or use of confidential information we obtain during the normal course of our business could result in the unauthorized disclosure of confidential information, identity and financial theft, litigation, indemnity obligations and other significant liabilities. Because the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are employed, we may be unable to anticipate these techniques or to implement adequate preventative measures in advance. As cyber threats continue to evolve, we are focused on ensuring that our operating environments safeguard and protect personal and business information. We may be required to invest significant additional resources to comply with evolving cybersecurity regulations and to modify and enhance our information security and controls, and to investigate and remediate any security vulnerabilities. We have security measures and controls in place to protect confidential information, prevent data loss, theft and other security breaches, including penetration tests of our systems by independent third parties. However, if our security measures are breached, our business could be substantially harmed, and we could incur significant liabilities. The costs of investigating, mitigating, and reporting such a breach to affected individuals (if required) can be substantial. In addition, if a high-profile security breach occurs with respect to an industry peer, our clients and potential clients may generally lose trust in the security of HCM and payroll modules. Any such breach or unauthorized access could negatively affect our ability to attract new clients, cause existing clients to terminate their agreements with us, result in reputational damage and subject us to lawsuits, regulatory fines or other actions or liabilities which could materially and adversely affect our business and operating results.

There can be no assurance that the limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim related to a breach or unauthorized access. We also cannot be sure that our existing general liability insurance coverage and coverage for errors or omissions will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial condition and results of operations.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success is dependent, in part, upon protecting our proprietary technology. Our proprietary technologies are not covered by any patent or patent application. Instead, we rely on a combination of copyrights, trademarks, service marks, trade secret laws, and contractual restrictions to establish and protect our proprietary rights in our products and services. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our products may be unenforceable under the laws of certain jurisdictions and foreign countries.

We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. The confidentiality agreements on which we rely to protect certain technologies may be breached and may not be adequate to protect our proprietary technologies. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions.

In order to protect our intellectual property rights, we may be required to spend significant resources, including cybersecurity resources, to monitor and protect these rights. Our intellectual property could be wrongfully acquired as a result of a cyberattack or other wrongful conduct by employees or third parties. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new solutions, result in our substituting inferior or more costly technologies into our solutions, or damage our reputation. In addition, we may be required to license additional technology from third parties to develop and market new solutions, and we cannot assure you that we could license that technology on commercially reasonable terms, or at all. Although we do not expect that our inability to license this technology in the future would have a material adverse effect on our business or operating results, our inability to license this technology could adversely affect our ability to compete.

We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends, in part, upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry. From time to time, third parties may claim that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. In the future, others may claim that our modules and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. In connection with any such claim or litigation, we may also be obligated to indemnify our clients or business partners or pay substantial settlement costs, including royalty payments, and to obtain licenses, modify applications, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations.

The use of open source software in our products and solutions may expose us to additional risks and harm our intellectual property rights.

Some of our products and solutions use or incorporate software that is subject to one or more open source licenses. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user's software to disclose publicly part or all of the source code to the user's software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on potentially unfavorable terms or at no cost.

The terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts. Accordingly, there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our products or solutions, to re-develop our products or solutions, to discontinue sales of our products or solutions, or to release our proprietary software code under the terms of an open source license, any of which could harm our business. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs.

While we monitor the use of all open source software in our products, solutions, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product or solution when we do not wish to do so, it is possible that such use may have inadvertently occurred in deploying our proprietary solutions. In addition, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions without our knowledge, we could, under certain circumstances, be required to disclose the source code to our products and solutions. This could harm our intellectual property position and our business, results of operations and financial condition.

Risks Related to Legal and Regulatory Matters

Changes in regulatory laws or requirements applicable to our software and services could impose increased costs on us, delay or prevent our introduction of new products and services and impair the function or value of our existing products and services.

Our products and services may become subject to increasing and/or changing regulatory requirements, including changes in tax, benefit, wage and hour, employment laws and other international and domestic laws, and as these requirements proliferate, we may be required to change or adapt our products and services to comply. Changing regulatory requirements might reduce or eliminate the need for some of our products and services, block us from developing new products and services or have an adverse effect on the functionality and acceptance of our solution. This might in turn impose additional costs upon us to comply, modify or further develop our products and services. It might also make introduction of new products and services more costly or more time-consuming than we currently anticipate or prevent introduction of such new products and services. For example, the adoption of new money transmitter or money services business statutes in jurisdictions or changes in regulators' interpretation of existing state and federal money transmitter or money services business statutes or regulations, could subject us to registration or licensing or limit business activities until we are appropriately licensed. These occurrences could also impact how we conduct some aspects of our business or invest client funds, which could adversely impact interest income from investing client funds. Should any state or federal regulators determine that we have operated as an unlicensed money services business or money transmitter, we could be subject to civil and criminal fines, penalties, costs, legal fees, reputational damage or other negative consequences. Any of these regulatory implementations or changes could have an adverse effect on our business, operating results or financial condition.

Some of our products incorporate new technologies such as artificial intelligence and machine learning. The ability to provide products powered by new and evolving technologies must be approached in a principled manner to navigate the complexities associated with the current or future regulatory requirements as well as social and ethical considerations. Additionally, failure by others in our industry, or actions taken by our clients, employees, or other end users (including misuse of these technologies) could negatively affect the adoption of our solutions and restrict our ability to continue to leverage novel technologies in innovative ways and subject us to reputational harm, regulatory action, or legal liability, which may harm our financial condition and operating results.

Failure to comply with privacy laws and regulations may have a material adverse effect on reputation, financial condition, and/or operations.

Our processing of personal information for our employees and on behalf of our clients is subject to federal, state and international privacy laws. These laws, which are not uniform, generally regulate the collection, storage, transfer, and other processing of personal information; require notice to individuals of privacy practices before or at the point of collection; give individuals certain rights with respect to their personal information, including access, deletion and correction; regulate the use or disclosure of personal information for secondary purposes such as marketing; and require notification to affected individuals, clients, and/or regulators in the event of a data breach.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and its implementing regulations, applies to our benefit administration solution, BeneFLEX. The European Union General Data Protection Regulation ("GDPR"), and state consumer privacy laws like the California Consumer Protection Act ("CCPA"), as amended by the California Privacy Rights Act of 2020 ("CPRA"), are among the most comprehensive privacy laws and apply to multiple areas of our business. Other countries and U.S. states are increasingly adopting similarly comprehensive laws that impose new data privacy protection requirements and restrictions on covered organizations. Notably, these laws can impose significant penalties and fines on organizations for non-compliance, such as 4% of worldwide revenue for the preceding year under the GDPR.

The worldwide regulatory focus on privacy has intensified during the past several years, in part triggered by the GDPR, and has led to the rapid evolution of legal requirements related to the handling of personal information in ways that require our business to adapt to support our clients' compliance. As this focus continues, the potential risks related to handling personal information by our business will only increase. To add to the complexity of the existing privacy landscape, many areas of existing privacy laws are subject to interpretation, which imposes an added risk that adverse interpretations of these laws by advocacy groups and governments in countries where our clients operate could impose significant obligations on our business or prevent us from offering certain services in jurisdictions where we currently operate.

Enforcement actions and investigations by regulatory authorities related to security incidents and privacy violations continue to increase. Future enforcement actions or investigations could impact us through increased costs or restrictions on our businesses. A finding of noncompliance could result in significant regulatory penalties, legal liability and burdensome governmental oversight. Additionally, security events and concerns about privacy abuses by other companies are changing consumer and social expectations for enhanced privacy. As a result, a perception of noncompliance could damage our reputation with our current and potential clients, employees and stockholders.

Adverse tax laws or regulations could be enacted, or existing laws could be applied to us or our clients, which could increase the costs of our services and adversely impact our business.

The application of federal, state, and local tax laws to services provided electronically often involve complex issues and significant judgment. New or changes to existing income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, possibly with retroactive effect, and could be applied solely or disproportionately to services provided over the Internet. These enactments could adversely affect our business, results of operations and financial condition due to the inherent cost increase.

Moreover, each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, we may voluntarily engage state tax authorities to determine how to comply with that state's rules and regulations. We cannot, however, assure you that we will not be subject to sales and use taxes or related penalties for past sales in states where we currently believe no such taxes are required. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we might be liable for past taxes and the associated interest and penalty charges, in addition to taxes going forward, which will adversely affect our business, sales activity, results of operations and financial condition.

Any future litigation against us could be costly and time-consuming to defend.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our clients in connection with commercial disputes, employment claims made by our current or former employees, or lawsuits related to breaches of personal information. Litigation might result in substantial costs and may divert management's attention and resources, which might seriously harm our business, overall financial condition, and operating results. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results and leading analysts or potential investors to lower their expectations of our performance, which could reduce the trading price of our stock.

Risks Related to Financial Matters

Certain of our debt agreements contain covenants that may constrain the operation of our business, and our failure to comply with these covenants could have a material adverse effect on our financial condition.

The revolving credit agreement that we amended in August 2022 contains restrictive covenants including restrictions regarding the incurrence of liens and indebtedness, substantial changes in the general nature of our business and our subsidiaries (taken as a whole), certain merger transactions, certain sales of assets and other matters, all subject to certain exceptions. Failure to comply with these covenants could have a negative impact on our business and financial condition.

Corporate investments and client funds that we hold are subject to market, interest rate, credit and liquidity risks. The loss of these funds could have an adverse impact on our business.

We invest portions of excess cash and cash equivalents and funds held for our clients in liquid, investment-grade marketable securities such as corporate bonds, commercial paper, asset-backed securities, U.S. treasury securities, money market securities, and other cash equivalents. We follow an established investment policy and set of guidelines to monitor and help mitigate our exposure to liquidity and credit risks. Nevertheless, our corporate investments and client fund assets are subject to general market, interest rate, credit, and liquidity risks. These risks may be exacerbated, individually or in unison, during periods of unusual financial market volatility. Any loss of or inability to access our corporate investments or client funds could have adverse impacts on our business, results of operations, financial condition and liquidity.

In addition, funds held for clients are deposited in consolidated accounts on behalf of our clients, and as a result, the aggregate amounts in the accounts exceed the applicable federal deposit insurance limits. We believe that since such funds are deposited in trust on behalf of our clients, the Federal Deposit Insurance Corporation, or the FDIC, would treat those funds as if they had been deposited by each of the clients themselves and insure each client's funds up to the applicable deposit insurance limits. If the FDIC were to take the position that it is not obligated to provide deposit insurance for our clients' funds or if the reimbursement of these funds were delayed, our business and our clients could be materially harmed.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, including increased volatility, and could affect the reporting of transactions completed before the announcement of a change.

Risks Related to Ownership of Our Common Stock

Insiders have substantial control over us, which may limit our stockholders' ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

As of July 28, 2023, our directors, executive officers and holders of more than 5% of our common stock, together with their respective affiliates, beneficially owned, in the aggregate, approximately 22.7% of our outstanding common stock. This significant concentration of ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. In addition, these stockholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership could limit the ability of our other stockholders to influence corporate matters and may have the effect of delaying or preventing a change in control, including a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change in control would benefit our other stockholders.

Our stock price may be subject to wide fluctuations.

The market price of our common stock has experienced, and may continue to experience, wide fluctuations and increased volatility. Factors that may impact our performance and market price include those discussed elsewhere in this "Risk Factors" section of this Annual Report on Form 10-K and others such as:

- Our operating performance and the operating performance of similar companies;

- Announcements by us or our competitors of acquisitions, business plans or commercial relationships;

- Any major change in our board of directors or senior management;

- Publication of research reports or news stories about us, our competitors, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

- The public's reaction to our press releases, our other public announcements and our filings with the SEC;

- Sales of our common stock by our directors, executive officers and affiliates;

- Adverse market reaction to any indebtedness we may incur or securities we may issue in the future;

- Short sales, hedging and other derivative transactions in our common stock;

- Threatened or actual litigation;

- Public health issues such as the COVID-19 pandemic; and

- Other events or factors, including changes in general conditions in the United States and global economies or financial markets (including acts of God, war, incidents of terrorism, inflationary pressures or other destabilizing events and the resulting responses to them).

In addition, the stock market in general and the market for software or technology-related companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and harm our business, operating results, and financial condition.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have not declared or paid dividends on our common stock in the past three fiscal years and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings to fund our growth and other corporate initiatives. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon future appreciation in its value, if any. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders purchased their shares.

Future issuances of shares of our common stock could depress the market price of our common stock.

Our second amended and restated certificate of incorporation authorizes the issuance of up to 155,000,000 shares of common stock and 5,000,000 shares of preferred stock with such rights, preferences, privileges and restrictions as determined by the board of directors. We may issue all or any portion of the capital stock which has been authorized but not issued subject to applicable rules and regulations, which, may not require any action or approval by our stockholders. Also, in the future, we may issue additional securities in connection with investments and acquisitions. The amount of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding stock. Due to these factors, issuances of a substantial number of shares of our common stock into the public market could occur at any time which could dilute the ownership proportion of current stockholders.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay, or prevent a change in control of our company and may affect the trading price of our common stock.

We are a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law, which apply to us, may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the stockholder becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders. In addition, our second amended and restated certificate of incorporation and second amended and restated bylaws may discourage, delay or prevent a change in our management or control over us that stockholders may consider favorable. Our amended and restated certificate of incorporation and bylaws:

- Authorize the issuance of "blank check" convertible preferred stock that could be issued by our board of directors to thwart a takeover attempt;

- Provide that vacancies on the board of directors, including newly-created directorships, may be filled only by a majority vote of directors then in office rather than by stockholders;

- Prevent stockholders from calling special meetings; and

- Prohibit stockholder action by written consent, requiring all actions to be taken at a meeting of the stockholders.

Our bylaws provide that the state and federal courts located within the state of Delaware are the sole and exclusive forums for certain legal actions involving the company or our directors, officers and employees.

Our second amended and restated bylaws designate the state and federal courts located within the state of Delaware as the sole and exclusive forums for claims arising derivatively, pursuant to the Delaware General Corporation Law or governed by the internal affairs doctrine. The choice of forum provision is expressly authorized by the Delaware General Corporation Law, which was amended so that companies would not have to litigate internal claims in more than one jurisdiction. If a court were to find the exclusive forum provision contained in our bylaws to be inapplicable or unenforceable, we may incur additional costs associated with resolving such extra-forum claims, which could adversely affect our business and financial condition. This bylaws provision, therefore, may dissuade or discourage claimants from initiating lawsuits or claims against us or our directors and officers in forums other than Delaware.

General Risk Factors

Adverse economic and market conditions could affect our business, results of operations and financial condition.

Our business depends on the overall demand for HCM and payroll software and services, and on the economic health of our current and prospective clients. As a result, we are subject to risks arising from adverse changes in economic and market conditions such as lower employment levels, increasing interest rates, inflation, volatility in capital markets, and instability of the banking environment, among other factors. During a slowdown in the economy, clients may reduce their number of employees and delay or reduce their spending on payroll and other HCM solutions or renegotiate their contracts with us. This could result in reductions in our revenues and sales of our products, longer sales cycles, increased price competition and clients' purchasing fewer solutions than they have in the past. Any of these events would likely harm our business, results of operations, financial condition and cash flows from operations.

If we are unable to maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock may be negatively affected.

As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal controls over financial reporting and provide a management report on the internal controls over financial reporting. In addition, the Sarbanes-Oxley Act requires that our management report on the internal controls over financial reporting be attested to by our independent registered public accounting firm. If we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. Compliance with these public company requirements has made some activities more time-consuming, costly and complicated. If we identify material weaknesses in our internal controls over financial reporting, if we are unable to assert that our internal controls over financial reporting are effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

As of June 30, 2023, our corporate headquarters occupied approximately 326,000 square feet in Schaumburg, Illinois under leases with final expiration in October 2032. We also utilize office spaces consisting of approximately 70,000 square feet in Lake Mary, Florida and approximately 69,000 square feet in Meridian, Idaho as other major operations centers. We lease other smaller facilities, primarily across the U.S., that serve as data centers, sales offices and distribution centers.

For additional information regarding obligations under operating leases, see Note 12 of the Notes to the Consolidated Financial Statements included in Part II, Item 8: "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Item 3. Legal Proceedings.

From time to time, we may become involved in litigation related to claims arising from the ordinary course of our business. We believe that there are no claims or actions pending or threatened against us, the ultimate disposition of which would have a material adverse effect on us.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the NASDAQ Global Select Market under the symbol "PCTY".

On July 28, 2023, the last reported sale price of our common stock on the NASDAQ Global Select Market was $226.04 per share, and there were 15 holders of record of our common stock. The actual number of holders of common stock is greater than these numbers of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and nominees. The number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Use of Proceeds from Initial Public Offering of Common Stock

On March 24, 2014, we completed our initial public offering, or IPO, of 8,101,750 shares of common stock, at a price of $17.00 per share, before underwriting discounts and commissions. We sold 5,366,667 of such shares and existing shareholders sold an aggregate of 2,735,083 of such shares. The offer and sale of all of the shares in the IPO were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-193661), which was declared effective by the SEC on March 18, 2014.

With the proceeds of the IPO, we repaid amounts outstanding under a note issued by us to Commerce Bank & Trust Company on March 9, 2011, which totaled $1.1 million, paid $9.4 million for the purchase of substantially all of the assets of BFKMS Inc., and paid $9.5 million for the purchase of substantially all of the assets of Synergy Payroll LLC.

Use of Proceeds from Follow-On Offering of Common Stock

On December 17, 2014, we completed a follow-on offering of 4,960,000 shares of common stock at a price of $26.25 per share, before underwriting discounts and commissions. We sold 750,000 of such shares and existing shareholders sold an aggregate of 4,210,000 of such shares. The offer and sale of all of the shares in the follow-on offering were registered under the Securities Act pursuant to a registration statement on Form S-1 (File No. 333-200448) which was declared effective by the SEC on December 11, 2014. There have been no material changes in the planned use of proceeds from the follow-on offering as described in the final prospectus filed with the SEC pursuant to Rule 424(b) on December 12, 2014.

Dividend Policy

We have not declared or paid dividends on our common stock since our IPO. Neither Delaware law nor our second amended and restated certificate of incorporation requires our board of directors to declare dividends on our common stock. Any future determination to declare cash dividends on our common stock will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. We do not anticipate paying cash dividends on our common stock for the foreseeable future.

Performance Graph

Notwithstanding any statement to the contrary in any of our filings with the SEC, the following information shall not be deemed "filed" with the SEC or "soliciting material" under the Securities Exchange Act of 1934 and shall not be incorporated by reference into any such filings irrespective of any general incorporation language contained in such filing.

The following graph compares the total cumulative stockholder return on our common stock with the total cumulative return of the S&P 500 Index, the S&P Software & Services Select Industry Index and the S&P 1500 Application Software Index during the period commencing on June 30, 2018 and ending on June 30, 2023. The graph assumes that $100 was invested at the beginning of the period in our common stock and in each of the comparative indices, and the reinvestment of any dividends. Historical stock price performance should not be relied upon as an indication of future stock price performance.

Comparison of Cumulative Total Return



We selected the S&P Software & Services Select Industry Index as our industry index, replacing the S&P 1500 Application Software Index used in prior years, as we believe the S&P Software & Services Select Industry Index represents a more appropriate peer group. The cumulative total return of the S&P 1500 Application Software Index is presented in the graph above as required by Item 201(e)(4) of Regulation S-K.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The statements included herein that are not based solely on historical facts are "forward looking statements." Such forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties. Our actual results could differ materially from those anticipated by us in these forward-looking statements as a result of various factors, including those discussed below and under Part I, Item 1A. "Risk Factors."

The following discussion of our financial condition and results of operations covers fiscal 2023 and 2022 items and year-over-year comparisons between fiscal 2023 and 2022. Discussion of fiscal 2021 items and year-over-year comparisons between fiscal 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2022 that was filed with the SEC on August 5, 2022.

Overview

We are a leading cloud-based provider of human capital management, or HCM, and payroll software solutions that deliver a comprehensive platform for the modern workforce. Our HCM and payroll platform offers an intuitive, easy-to-use product suite that helps businesses attract and retain talent, build culture and connection with their employees, and streamline and automate HR and payroll processes.

Effective management of human capital is a core function in all organizations and requires a significant commitment of resources. Our cloud-based software solutions, combined with our unified database architecture, are highly flexible and configurable and feature a modern, intuitive user experience. Our platform offers automated data integration with hundreds of third-party partner systems, such as 401(k), benefits and insurance provider systems. We plan to continue to invest in research and development efforts that will allow us to offer a broader selection of products to new and existing clients focused on experiences that solve our clients' challenges.

We believe there is a significant opportunity to grow our business by increasing our number of clients, and we intend to invest in our business to achieve this purpose. We market and sell our solutions through our direct sales force. We have increased our sales and marketing expenses as we have added sales representatives and related sales and marketing personnel. We intend to continue to grow our sales and marketing organization across new and existing geographic territories. In addition to growing our number of clients, we intend to grow our revenue over the long term by increasing the number of solutions that clients purchase from us. To do so, we must continue to enhance and grow the number of solutions we offer to advance our platform.

We also believe that delivering a positive service experience is an essential element of our ability to sell our solutions and retain our clients. We supplement our comprehensive software solutions with an integrated implementation and client service organization, all of which are designed to meet the needs of our clients and sales prospects. We expect to continue to invest in and grow our implementation and client service organization as our client base grows.

We will continue to invest across our entire organization as we continue to grow our business over the long term. These investments include increasing the number of personnel across all functional areas, along with improving our solutions and infrastructure to support our growth. The timing and amount of these investments vary based on the rate at which we add new clients and personnel and scale our application development and other activities. Many of these investments will occur in advance of experiencing any direct benefit from them, which will make it difficult to determine if we are effectively allocating our resources. We expect these investments to increase our costs on an absolute basis, but as we grow our number of clients and our related revenues, we anticipate that we will gain economies of scale and increased operating leverage. As a result, we expect our gross and operating margins will improve over the long term.

Paylocity Holding Corporation is a Delaware corporation, which was formed in November 2013. Our business operations are conducted by our wholly owned subsidiaries.

Key Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

Revenue Growth

Our recurring revenue model and high annual revenue retention rates provide significant visibility into our future operating results and cash flow from operations. This visibility enables us to better manage and invest in our business. Total revenues increased from $635.6 million in fiscal 2021 to $852.7 million in fiscal 2022, representing a 34% year-over-year increase. Total revenues increased from $852.7 million in fiscal 2022 to $1,174.6 million in fiscal 2023, representing a 38% year-over-year increase. During fiscal 2023, total revenue growth was driven by the strong performance by our sales team, continued annual revenue retention in excess of 92%, increases in client workforce levels and growth in interest income on funds held for clients attributable to rising interest rates and higher average daily balances for funds held for clients due to the addition of new clients and increases in client workforce levels as compared to the prior fiscal year. Our revenue growth in future periods may be impacted by fluctuations in client employee counts, potential increases in client losses, a changing interest rate environment, uncertainties around market and economic conditions including inflation risk, among other factors.

Client Count Growth

We believe there is a significant opportunity to grow our business by increasing our number of clients. Excluding clients acquired through acquisitions, we have increased the number of clients using our HCM and payroll software solutions from approximately 28,750 as of June 30, 2021 to approximately 36,200 as of June 30, 2023, representing a compound annual growth rate of approximately 12%. The table below sets forth the total number of clients using our HCM and payroll software solutions for the periods indicated, excluding clients acquired through acquisitions, rounded to the nearest fifty.

	June 30,		
	2021	**2022**	**2023**
Client Count	28,750	33,300	36,200

The rate at which we add clients is highly variable period-to-period and highly seasonal as many clients switch solutions during the first calendar quarter of each year. Although many clients have multiple divisions, segments or locations, we only count such clients once for these purposes.

Annual Revenue Retention Rate

Our annual revenue retention rate has been in excess of 92% during each of the past three fiscal years. We calculate our annual revenue retention rate as our total revenue for the preceding 12 months, less the annualized value of revenue lost during the preceding 12 months, divided by our total revenue for the preceding 12 months. We calculate the annualized value of revenue lost by summing the recurring fees paid by lost clients over the previous twelve months prior to their termination if they have been a client for a minimum of twelve months. For those lost clients who became clients within the last twelve months, we sum the recurring fees for the period that they have been a client and then annualize the amount. We exclude interest income on funds held for clients from the revenue retention calculation. We believe that our annual revenue retention rate is an important metric to measure overall client satisfaction and the general quality of our product and service offerings.

Adjusted Gross Profit and Adjusted EBITDA

We use Adjusted Gross Profit and Adjusted EBITDA to evaluate our operating results. We prepare Adjusted Gross Profit and Adjusted EBITDA to eliminate the impact of items we do not consider indicative of our ongoing operating performance. However, Adjusted Gross Profit and Adjusted EBITDA are not measurements of financial performance under generally accepted accounting principles in the United States, or GAAP, and these metrics may not be comparable to similarly titled measures of other companies.

We define Adjusted Gross Profit as gross profit before amortization of capitalized internal-use software costs and certain acquired intangibles and stock-based compensation expense and employer payroll taxes related to stock releases and option exercises. We define Adjusted EBITDA as net income before interest expense, income tax expense (benefit), depreciation and amortization expense, stock-based compensation expense and employer payroll taxes related to stock releases and option exercises, and other items as defined below.

We disclose Adjusted Gross Profit and Adjusted EBITDA, which are non-GAAP measures, because we believe these metrics assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. We believe these metrics are commonly used in the financial community to aid in comparisons of similar companies, and we present them to enhance investors' understanding of our operating performance and cash flows.

Adjusted Gross Profit and Adjusted EBITDA have limitations as analytical tools. Some of these limitations include the following:

- Adjusted EBITDA does not reflect our ongoing or future requirements for capital expenditures;

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted EBITDA does not reflect our income tax expense or the cash requirement to pay our taxes;

- Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements; and

- Other companies in our industry may calculate Adjusted Gross Profit and Adjusted EBITDA differently than we do, limiting their usefulness as a comparative measure.

Additionally, stock-based compensation will continue to be an element of our overall compensation strategy, although we exclude it from Adjusted Gross Profit and Adjusted EBITDA as an expense when evaluating our ongoing operating performance for a particular period.

Because of these limitations, you should not consider Adjusted Gross Profit as an alternative to gross profit or Adjusted EBITDA as an alternative to net income or net cash provided by operating activities, in each case as determined in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results, and we use Adjusted Gross Profit and Adjusted EBITDA only as supplemental information.

Directly comparable GAAP measures to Adjusted Gross Profit and Adjusted EBITDA are gross profit and net income, respectively. We reconcile Adjusted Gross Profit and Adjusted EBITDA as follows:

	Year Ended June 30,		
	2021	2022	2023
	(in thousands)		
Reconciliation from Gross Profit to Adjusted Gross Profit			
Gross profit	$ 416,329	$ 565,649	$ 807,559
Amortization of capitalized internal-use software costs	23,227	25,267	31,440
Amortization of certain acquired intangibles	—	1,853	7,414
Stock-based compensation expense and employer payroll taxes related to stock releases and option exercises	8,348	12,610	18,446
Other items (1)	—	121	19
Adjusted Gross Profit	$ 447,904	$ 605,500	$ 864,878

	Year Ended June 30,		
	2021	2022	2023
	(in thousands)		
Reconciliation from Net income to Adjusted EBITDA			
Net income	$ 70,819	$ 90,777	$ 140,822
Interest expense	1,002	498	752
Income tax expense (benefit)	(13,715)	(7,180)	17,792
Depreciation and amortization expense	42,972	50,218	60,866
EBITDA	101,078	134,313	220,232
Stock-based compensation expense and employer payroll taxes related to stock releases and option exercises	67,059	101,109	154,505
Other items (2)	1,891	2,378	446
Adjusted EBITDA	$ 170,028	$ 237,800	$ 375,183

(1) Represents acquisition-related costs.

(2) Represents acquisition and other nonrecurring transaction-related costs and lease exit activity.

Basis of Presentation

Revenues

Recurring and Other Revenue

We derive the majority of our revenues from recurring fees attributable to our cloud-based HCM and payroll software solutions. Recurring fees for each client generally include a base fee in addition to a fee based on the number of client employees and the number of products a client uses. We also charge fees attributable to our preparation of W-2 documents and annual required filings on behalf of our clients. We charge implementation fees for professional services provided to implement our HCM and payroll solutions. Implementations of our payroll solutions typically require one to eight weeks, depending on the size and complexity of each client, at which point the new client's payroll is first processed using our solution. We implement additional HCM products as requested by clients and leverage the data within our payroll solution to accelerate our implementation processes. Our average client size has continued to be over 140 employees.

While the majority of our agreements with clients are generally cancellable by the client on 60 days' notice or less, we also have entered into term agreements, which are generally two years in length. Our agreements do not include general rights of return and do not provide clients with the right to take possession of the software supporting the services being provided. We recognize recurring fees in the period in which services are provided and the related performance obligations have been satisfied. We defer implementation fees related to our proprietary products over a period generally up to 24 months. Recurring and other revenue accounted for approximately 99%, 99% and 93% of our total revenues during the years ended June 30, 2021, 2022 and 2023, respectively.

Interest Income on Funds Held for Clients

We earn interest income on funds held for clients. We collect funds for employee payroll payments and related taxes in advance of remittance to employees and taxing authorities. Prior to remittance to employees and taxing authorities, we earn interest on these funds through demand deposit accounts with financial institutions with which we have automated clearing house, or ACH, arrangements. We also earn interest by investing a portion of funds held for clients in highly liquid, investment-grade marketable securities.

Cost of Revenues

Cost of revenues includes costs to provide our payroll and other HCM solutions which primarily consists of employee-related expenses, including wages, stock-based compensation, bonuses and benefits, relating to the provision of ongoing client support and implementation activities, payroll tax filing, distribution of printed checks and other materials as well as delivery costs, computing costs, amortization of certain acquired intangibles and bank fees associated with client fund transfers. Costs related to recurring support are generally expensed as incurred. Implementation costs related to our proprietary products are capitalized and amortized over a period of 7 years. Our cost of revenues is expected to increase in absolute dollars for the foreseeable future as we increase our client base. However, we expect to realize cost efficiencies over the long term as our business scales, resulting in improved operating leverage and increased margins.

We also capitalize a portion of our internal-use software costs, which are then primarily amortized as Cost of revenues. We amortized $23.2 million, $25.3 million and $31.4 million of capitalized internal-use software costs in fiscal 2021, 2022 and 2023, respectively.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of employee-related expenses for our direct sales and marketing staff, including wages, commissions, stock-based compensation, bonuses, benefits, marketing expenses and other related costs. Our sales personnel earn commissions and bonuses for attainment of certain performance criteria based upon new sales throughout the fiscal year. We capitalize certain selling and commission costs related to new contracts or purchases of additional services by our existing clients and amortize them over a period of 7 years.

We will seek to grow our number of clients for the foreseeable future and therefore our sales and marketing expense is expected to continue to increase in absolute dollars as we grow our sales organization and expand our marketing activities.

Research and Development

Research and development expenses consist primarily of employee-related expenses for our research and development and product management staff, including wages, stock-based compensation, bonuses and benefits. Additional expenses include costs related to the development, maintenance, quality assurance and testing of new technologies and ongoing refinement of our existing solutions. Research and development expenses, other than internal-use software costs qualifying for capitalization, are expensed as incurred.

We capitalize a portion of our development costs related to internal-use software. The timing of our capitalized development projects may affect the amount of development costs expensed in any given period. The table below sets forth the amounts of capitalized and expensed research and development expenses for each of fiscal 2021, 2022 and 2023.

	Year Ended June 30,		
	2021	**2022**	**2023**
	(in thousands)		
Capitalized portion of research and development	$ 31,744	$ 42,234	$ 55,582
Expensed portion of research and development	76,707	102,908	163,994
Total research and development	$ 108,451	$ 145,142	$ 219,576

We expect to grow our research and development efforts as we continue to broaden our product offerings and extend our technological leadership by investing in the development of new technologies and introducing them to new and existing clients. We expect research and development expenses to continue to increase in absolute dollars but to vary as a percentage of total revenue on a period-to-period basis.

General and Administrative

General and administrative expenses consist primarily of employee-related costs, including wages, stock-based compensation, bonuses and benefits for our finance and accounting, legal, information systems, human resources and other administrative departments. Additional expenses include consulting and professional fees, occupancy costs, insurance and other corporate expenses. We expect our general and administrative expenses to continue to increase in absolute dollars as our company continues to grow.

Other Income (Expense)

Other income (expense) generally consists of interest income related to interest earned on our cash and cash equivalents and, if any, corporate investments, net of losses on disposals of property and equipment and interest expense related to our revolving credit facility.

Results of Operations

The following table sets forth our statements of operations data for each of the periods indicated.

	Year Ended June 30,		
	2021	2022	2023
	(in thousands)		
Consolidated Statements of Operations Data:			
Revenues:			
Recurring and other revenue	$ 631,725	$ 847,694	$ 1,098,036
Interest income on funds held for clients	3,902	4,957	76,562
Total revenues	635,627	852,651	1,174,598
Cost of revenues	219,298	287,002	367,039
Gross profit	416,329	565,649	807,559
Operating expenses:			
Sales and marketing	161,808	214,455	296,716
Research and development	76,707	102,908	163,994
General and administrative	119,771	163,692	191,823
Total operating expenses	358,286	481,055	652,533
Operating income	58,043	84,594	155,026
Other income (expense)	(939)	(997)	3,588
Income before income taxes	57,104	83,597	158,614
Income tax expense (benefit)	(13,715)	(7,180)	17,792
Net income	$ 70,819	$ 90,777	$ 140,822

The following table sets forth our statements of operations data as a percentage of total revenue for each of the periods indicated.

	Year Ended June 30,		
	2021	2022	2023
Consolidated Statements of Operations Data:			
Revenues:			
Recurring and other revenue	99%	99%	93%
Interest income on funds held for clients	1%	1%	7%
Total revenues	100%	100%	100%
Cost of revenues	35%	34%	31%
Gross profit	65%	66%	69%
Operating expenses:			
Sales and marketing	25%	25%	25%
Research and development	12%	12%	14%
General and administrative	19%	19%	16%
Total operating expenses	56%	56%	55%
Operating income	9%	10%	14%
Other income (expense)	0%	0%	0%
Income before income taxes	9%	10%	14%
Income tax expense (benefit)	(2)%	(1)%	2 %
Net income	11%	11%	12%

Comparison of Fiscal Years Ended June 30, 2021, 2022 and 2023

Revenues
($ in thousands)

	Year Ended June 30,			Change from 2021 to 2022		Change from 2022 to 2023	
	2021	**2022**	**2023**	**$**	**%**	**$**	**%**
Recurring and other revenue..........	$ 631,725	$ 847,694	$1,098,036	$ 215,969	34%	$ 250,342	30%
Percentage of total revenues	99 %	99 %	93 %				
Interest income on funds held for clients...	$ 3,902	$ 4,957	$ 76,562	$ 1,055	27%	$ 71,605	1,445%
Percentage of total revenues	1 %	1 %	7 %				

Recurring and Other Revenue

Recurring and other revenue for the year ended June 30, 2023 increased by $250.3 million, or 30%, to $1,098.0 million from $847.7 million for the year ended June 30, 2022. Recurring and other revenue increased primarily as a result of incremental revenues from new and existing clients due to the strong performance by our sales team, continued annual revenue retention in excess of 92% and also increases in client workforce levels as compared to the prior fiscal year. Excluding clients acquired through acquisitions, the number of clients using our HCM and payroll software solutions at June 30, 2023 increased by 9% to approximately 36,200 from approximately 33,300 at June 30, 2022.

Interest Income on Funds Held for Clients

Interest income on funds held for clients for the year ended June 30, 2023 increased by $71.6 million, or 1,445%, to $76.6 million from $5.0 million for the year ended June 30, 2022. Interest income on funds held for clients increased primarily due to higher interest rates and higher average daily balances for funds held due to the addition of new clients to our client base and also increases in client workforce levels as compared to the prior fiscal year.

Cost of Revenues
($ in thousands)

	Year Ended June 30,			Change from 2021 to 2022		Change from 2022 to 2023	
	2021	**2022**	**2023**	**$**	**%**	**$**	**%**
Cost of revenues	$ 219,298	$ 287,002	$ 367,039	$ 67,704	31%	$ 80,037	28%
Percentage of total revenues	35%	34%	31%				
Gross profit margin........................	65%	66%	69%				

Cost of revenues for the year ended June 30, 2023 increased by $80.0 million, or 28%, to $367.0 million from $287.0 million for the year ended June 30, 2022. Cost of revenues increased primarily as a result of the continued growth of our business, in particular, $44.6 million in additional employee-related costs resulting from additional personnel necessary to provide services to new and existing clients, $18.3 million in delivery and other processing-related fees and $5.5 million of additional stock-based compensation costs associated with our equity incentive plan. Gross profit margin increased from 66% for the year ended June 30, 2022 to 69% for the year ended June 30, 2023, which was primarily driven by total revenue growth and improved operating leverage.

Operating Expenses
($ in thousands)

Sales and Marketing

	Year Ended June 30,			Change from 2021 to 2022		Change from 2022 to 2023	
	2021	2022	2023	$	%	$	%
Sales and marketing........................	$ 161,808	$ 214,455	$ 296,716	$ 52,647	33%	$ 82,261	38%
Percentage of total revenues..........	25%	25%	25%				

Sales and marketing expenses for the year ended June 30, 2023 increased by $82.3 million, or 38%, to $296.7 million from $214.5 million for the year ended June 30, 2022. The increase in sales and marketing expense was primarily due to $53.9 million of additional employee-related costs, including those incurred to expand our sales team. The increase was also driven by $15.1 million of additional stock-based compensation costs associated with our equity incentive plan and $8.1 million in additional marketing lead generation costs.

Research and Development

	Year Ended June 30,			Change from 2021 to 2022		Change from 2022 to 2023	
	2021	2022	2023	$	%	$	%
Research and development	$ 76,707	$ 102,908	$ 163,994	$ 26,201	34%	$ 61,086	59%
Percentage of total revenues..........	12%	12%	14%				

Research and development expenses for the year ended June 30, 2023 increased by $61.1 million, or 59%, to $164.0 million from $102.9 million for the year ended June 30, 2022. The increase in research and development expenses was primarily due to $47.4 million of additional employee-related costs related to additional development personnel and $17.8 million of additional stock-based compensation costs associated with our equity incentive plan, partially offset by $9.1 million in higher period-over-period capitalized internal-use software costs.

General and Administrative

	Year Ended June 30,			Change from 2021 to 2022		Change from 2022 to 2023	
	2021	2022	2023	$	%	$	%
General and administrative............	$ 119,771	$ 163,692	$ 191,823	$ 43,921	37%	$ 28,131	17%
Percentage of total revenues..........	19%	19%	16%				

General and administrative expenses for the year ended June 30, 2023 increased by $28.1 million, or 17%, to $191.8 million from $163.7 million for the year ended June 30, 2022. The increase in general and administrative expenses was primarily due to $12.8 million of additional stock-based compensation costs associated with our equity incentive plan and $12.3 million in additional employee-related costs.

Other Income (Expense)

Other income (expense) for the year ended June 30, 2023 increased by $4.6 million as compared to the year ended June 30, 2022. The change in other income (expense) was primarily due to higher interest income earned on our cash and cash equivalents as a result of higher interest rates.

Income Tax Expense (Benefit)

Our effective tax rates were (8.6)% and 11.2% for the years ended June 30, 2022 and 2023, respectively. Our effective tax rates for the years ended June 30, 2022 and 2023 were lower than the federal statutory rate of 21% primarily due to benefits from stock-based compensation and research and development tax credits generated.

See Note 14 of the Notes to Consolidated Financial Statements included in Part II, Item 8: "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K for further details on the components of income tax and a reconciliation of the U.S. federal statutory rate to the effective tax rate.

Critical Accounting Policies and Significant Judgments and Estimates

In preparing our financial statements and accounting for the underlying transactions and balances in accordance with GAAP, we apply various accounting policies that require our management to make estimates, judgments and assumptions that affect the amounts reported in our financial statements. We consider the policies discussed below critical to understanding our financial statements, as their application places the most significant demands on management's judgment. Management bases its estimates, judgments and assumptions on historical experience, current economic and industry conditions and on various other factors deemed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Because the use of estimates is an integral part of the financial reporting process, actual results could differ, and such differences could be material.

Revenue Recognition

We apply Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("Topic 606"), whereby we recognize revenue when we transfer control of goods or services to our customers in an amount that reflects the consideration to which we expect to be entitled to for those goods or services.

We derive our revenue from contracts with clients predominantly from recurring and non-recurring service fees. Recurring fees are derived from payroll and HR related services including time and attendance, HR and talent management and benefits enrollment and administration services. Payroll services are delivered on a weekly, biweekly, semi-monthly, or monthly basis depending upon the payroll frequency of the client and on an annual basis if a client selects W-2 preparation and processing services. HR related services are typically delivered on a monthly basis.

The majority of our recurring fees are satisfied over time as services are provided. The performance obligations related to payroll services are satisfied upon the processing of a client's payroll with the fee charged and collected based on a per employee per payroll frequency fee. The performance obligations related to time and attendance services and HR related services are satisfied over time each month with the fee charged and collected based on a per employee per month fee. For subscription-based fees which can include payroll, time and attendance and HR related services, we recognize the applicable recurring fees over time each month with the fee charged and collected based on a per employee per month fee. We believe that the total fees charged to our clients is indicative of the standalone selling price as these fees are within the range of prices typically charged for our services to our clients. Even though our subscription-based services include multiple performance obligations, we do not believe it is meaningful to determine the standalone selling price for each service separately since these services are delivered and related revenue recognized within the same period.

We have certain optional performance obligations that are satisfied at a point in time including the sales of time clocks and W-2 preparation services.

Non-recurring service fees consist mainly of nonrefundable implementation fees, which involve setting up the client in, and loading data into, our cloud-based modules. These implementation activities are considered set-up activities. We have determined that the nonrefundable upfront fees provide certain clients with a material right to renew the contract. Implementation fees are deferred and amortized generally over a period up to 24 months.

Capitalized Internal-Use Software Costs

We apply ASC 350-40, Intangibles—Goodwill and Other—Internal-Use Software, to the accounting for costs of internal-use software. Software development costs are capitalized when module development begins, it is probable that the project will be completed, and the software will be used as intended. Costs associated with preliminary project stage activities, training, maintenance and all other post implementation stage activities are expensed as incurred. We also capitalize certain costs related to specific upgrades and enhancements when it is probable the expenditures will result in significant additional functionality. The capitalization policy provides for the capitalization of certain payroll costs for employees who are directly associated with developing internal-use software as well as certain external direct costs. Capitalized employee costs are limited to the time directly spent on such projects.

Internal-use software is amortized on a straight-line basis, generally over a two- to three-year period while certain projects that support our main processing activities are amortized over ten years. We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There was no impairment to capitalized internal-use software during the years ended June 30, 2021, 2022 or 2023. We capitalized $31.7 million, $42.2 million and $55.6 million of internal-use software costs for the years ended June 30, 2021, 2022 and 2023, respectively, including stock-based compensation costs of $2.6 million, $7.1 million and $11.9 million for the years ended June 30, 2021, 2022 and 2023, respectively. We amortized $23.2 million, $25.3 million and $31.4 million of capitalized internal-use software costs for the years ended June 30, 2021, 2022 and 2023, respectively.

Business Combinations

We include the results of businesses acquired in our consolidated financial statements from the date of acquisition. We allocate the purchase price consideration associated with our acquisitions to the fair values of assets acquired and liabilities assumed at their respective acquisition dates, with the excess recorded to goodwill. The purchase price allocations require us to make significant judgments and estimates in determining such fair values, particularly related to intangible assets. Such estimates used in valuation methodologies can include, but are not limited to, forecasted revenue growth rates and cost projections, expected time and costs to rebuild developed technology, and discount rates. These estimates are inherently uncertain and may be refined over the measurement period. Adjustments to the fair values of assets acquired and liabilities assumed may be recorded during the measurement period, which may be up to one year from the acquisition date, with the corresponding offset to goodwill.

Liquidity and Capital Resources

Our primary liquidity needs are related to the funding of general business requirements, including working capital requirements, research and development, and capital expenditures. As of June 30, 2023, our principal sources of liquidity were $288.8 million of cash and cash equivalents. In July 2019, we entered into a five-year revolving credit agreement, which we amended in August 2022. The amended credit agreement provides for a $550.0 million revolving credit facility which may be increased up to $825.0 million. No amounts were drawn on the revolving credit facility as of June 30, 2023. In the fourth quarter of fiscal 2020, we borrowed $100.0 million under the original credit facility, which we repaid in the third quarter of fiscal 2021. In the third quarter of fiscal 2022, we borrowed $50.0 million in connection with our acquisition of Cloudsnap, Inc., which we repaid within the same quarter. Refer to Note 12 of the Notes to the Consolidated Financial Statements included in Part II, Item 8: "Financial Statements and Supplementary Data" for additional details on the credit agreement and borrowing activity.

We may invest portions of our excess cash and cash equivalents in highly liquid, investment-grade marketable securities. These investments may consist of commercial paper, corporate debt issuances, asset-backed debt securities, certificates of deposit, U.S. treasury securities, U.S. government agency securities and other securities with credit quality ratings of A-1 or higher. As of June 30, 2023, we did not have any corporate investments classified as available-for-sale securities.

In order to grow our business, we intend to increase our personnel and related expenses and to make significant investments in our platform, data centers and general infrastructure. The timing and amount of these investments will vary based on our financial condition, the rate at which we add new clients and new personnel and the scale of our module development, data centers and other activities. Many of these investments will occur in advance of experiencing any direct benefit from them, which could negatively impact our liquidity and cash flows during any particular period and may make it difficult to determine if we are effectively allocating our resources. However, we expect to fund our operations, capital expenditures, acquisitions and other investments principally with cash flows from operations, and to the extent that our liquidity needs exceed our cash from operations, we would look to our cash on hand or utilize the borrowing capacity under our credit facility to satisfy those needs.

Funds held for clients and client fund obligations will vary substantially from period to period as a result of the timing of payroll and tax obligations due. Our payroll processing activities involve the movement of significant funds from accounts of employers to employees and relevant taxing authorities. Though we debit a client's account prior to any disbursement on its behalf, there is a delay between our payment of amounts due to employees and taxing and other regulatory authorities and when the incoming funds from the client to cover these amounts payable actually clear into our operating accounts. We currently have agreements with various major U.S. banks to execute ACH and wire transfers to support our client payroll and tax services. We believe we have sufficient capacity under these ACH arrangements to handle all transaction volumes for the foreseeable future. We primarily collect fees for our services via ACH transactions at the same time we debit the client's account for payroll and tax obligations and thus are able to reduce collectability and accounts receivable risks.

We believe our current cash and cash equivalents, future cash flow from operations, and access to our credit facility will be sufficient to meet our ongoing working capital, capital expenditure and other liquidity requirements for at least the next 12 months, and thereafter, for the foreseeable future.

Cash Flows

The following table sets forth data regarding cash flows for the periods indicated:

	Year Ended June 30,		
	2021	2022	2023
Net cash provided by operating activities	$ 124,850	$ 155,053	$ 282,723
Cash flows from investing activities:			
Purchases of available-for-sale securities and other	—	(433,962)	(598,895)
Proceeds from sales and maturities of available-for-sale securities	101,467	116,848	446,751
Capitalized internal-use software costs	(28,594)	(34,515)	(45,004)
Purchases of property and equipment	(9,461)	(18,069)	(21,910)
Acquisitions of businesses, net of cash acquired	(14,992)	(107,576)	—
Other investing activities	—	(2,500)	(1,104)
Net cash provided by (used in) investing activities	48,420	(479,774)	(220,162)
Cash flows from financing activities:			
Net change in client fund obligations	432,373	2,228,038	(1,362,421)
Borrowings under credit facility	—	50,000	—
Repayment of credit facility	(100,000)	(50,000)	—
Proceeds from exercise of stock options	146	—	—
Proceeds from employee stock purchase plan	12,214	14,103	16,916
Taxes paid related to net share settlement of equity awards	(64,191)	(69,761)	(88,312)
Payment of debt issuance costs	(64)	(87)	(885)
Net cash provided by (used in) financing activities	280,478	2,172,293	(1,434,702)
Net change in cash, cash equivalents and funds held for clients' cash and cash equivalents	$ 453,748	$ 1,847,572	$ (1,372,141)

Operating Activities

Net cash provided by operating activities was $124.9 million, $155.1 million and $282.7 million for the years ended June 30, 2021, 2022 and 2023, respectively.

The change in net cash provided by operating activities from fiscal 2022 to fiscal 2023 was primarily due to improved operating results after adjusting for non-cash items including stock-based compensation expense, depreciation and amortization expense and deferred income tax expense (benefit), partially offset by net changes in operating assets and liabilities during the year ended June 30, 2023 as compared to the year ended June 30, 2022.

Investing Activities

Net cash provided by (used in) investing activities was $48.4 million, $(479.8) million and $(220.2) million, for the years ended June 30, 2021, 2022 and 2023, respectively. Net cash provided by (used in) investing activities is significantly impacted by the timing of purchases and sales and maturities of investments as we may invest a portion of our excess cash and cash equivalents and funds held for clients in highly liquid, investment-grade marketable securities. The amount of funds held for clients invested will vary based on timing of client funds collected and payments due to client employees and taxing and other regulatory authorities.

The change in net cash provided by (used in) investing activities from fiscal 2022 to fiscal 2023 was primarily due to an increase in proceeds from sales and maturities of available-for-sale securities of $329.9 million and a decrease of $107.6 million in amounts paid for acquisitions, net of cash acquired, partially offset by $164.9 in additional purchases of available-for-sale securities during the year ended June 30, 2023 as compared to the year ended June 30, 2022.

Financing Activities

Net cash provided by (used in) financing activities was $280.5 million, $2,172.3 million and $(1,434.7) million for the years ended June 30, 2021, 2022 and 2023, respectively. The change in net cash provided by (used in) financing activities was primarily the decrease in client fund obligations of $3,590.5 million due to the timing of client funds collected and related remittance of those funds to client employees and taxing authorities during the year ended June 30, 2023 as compared to the year ended June 30, 2022.

Capital Expenditures

We expect to continue to invest in capital spending as we continue to grow our business and expand and enhance our operating facilities, data centers and technical infrastructure. Future capital requirements will depend on many factors, including our rate of sales growth. In the event that our sales growth or other factors do not meet our expectations, we may eliminate or curtail capital projects in order to mitigate the impact on our use of cash. Capital expenditures were $9.5 million, $18.1 million and $21.9 million for the years ended June 30, 2021, 2022 and 2023, respectively, exclusive of capitalized internal-use software costs of $28.6 million, $34.5 million, and $45.0 million for the same periods, respectively.

Contractual Obligations

Our principal commitments consist of $81.3 million in operating lease obligations, of which $10.1 million is due in the next twelve months. Refer to Note 13 of the Notes to the Consolidated Financial Statements included in Part II, Item 8: "Financial Statements and Supplementary Data" for additional details on our lease activity. We also have $59.0 million in purchase obligations, of which $32.2 million is due in the next twelve months.

New Accounting Pronouncements

Refer to Note 2 of the Notes to the Consolidated Financial Statements included in Part II, Item 8: "Financial Statements and Supplementary Data" for a discussion of recently issued accounting standards.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Substantially all of our operations take place in the United States and are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and certain other exposures as well as risks relating to changes in the general economic conditions in the United States. We have not used, nor do we intend to use, derivatives to mitigate the impact of interest rate or other exposure or for trading or speculative purposes.

Interest Rate Risk

As of June 30, 2023, we had cash and cash equivalents of $288.8 million and funds held for clients of $2,621.4 million. We deposit our cash and cash equivalents and significant portions of our funds held for clients in demand deposit accounts with various financial institutions. We may invest portions of our excess cash and cash equivalents and funds held for clients in marketable securities including money market funds, commercial paper, corporate debt issuances, asset-backed debt securities, certificates of deposit, U.S. treasury securities, U.S. government agency securities and other securities. Our investment policy is focused on generating higher yields from these investments while preserving liquidity and capital. However, as a result of our investing activities, we are exposed to changes in interest rates that may materially affect our financial statements.

In a falling rate environment, a decline in interest rates would decrease our interest income earned on both cash and cash equivalents and funds held for clients. An increase in the overall interest rate environment may cause the market value of our investments in fixed rate available-for-sale securities to decline. If we are forced to sell some or all of these securities at lower market values, we may incur investment losses. However, because we classify all marketable securities as available-for-sale, no gains or losses are recognized due to changes in interest rates until such securities are sold or decreases in fair value are deemed due to expected credit losses. We have not recorded credit impairment losses on our portfolio to date.

Based upon a sensitivity model that measures market value changes caused by interest rate fluctuations, an immediate 100-basis point increase in interest rates would have resulted in a decrease in the market value of our available-for-sale securities by $5.0 million as of June 30, 2023. An immediate 100-basis point decrease in interest rates would have resulted in an increase in the market value of our available-for-sale securities by $5.0 million as of June 30, 2023. Fluctuations in the value of our available-for-sale securities caused by changes in interest rates are recorded in other comprehensive income and are only realized if we sell the underlying securities.

Additionally, as described in Note 12 of the Notes to the Consolidated Financial Statements included in Part II, Item 8: "Financial Statements and Supplementary Data", we entered into a first amendment to our credit agreement that provides for a revolving credit facility ("credit facility") in the aggregate amount of $550.0 million, which may be increased up to $825.0 million. Borrowings under the credit facility generally bear interest at a rate based upon the Term Secured Overnight Financing Rate ("SOFR") plus the SOFR Adjustment or an adjusted base rate plus an applicable margin based on our then-applicable net total leverage ratio. As of June 30, 2023, there were no amounts drawn on the credit facility. To the extent that we draw additional amounts under the credit facility, we may be exposed to increased market risk from changes in the underlying index rates, which affects our interest expense.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 8. Financial Statements and Supplementary Data.

The information required by this item is incorporated by reference to the consolidated financial statements and accompanying notes set forth starting on page F-1 of this Annual Report on Form 10-K.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act refers to controls and procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to a company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2023, the end of the period covered by this Annual Report on Form 10-K. Based upon such evaluation, our Co-Chief Executive Officers and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of such date.

Management's Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management, including our Co-Chief Executive Officers and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our management, including our Co-Chief Executive Officers and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2023, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) (2013 framework). Based on this evaluation under the Internal Control—Integrated Framework, our Co-Chief Executive Officers and Chief Financial Officer have concluded that our internal control over financial reporting was effective as of June 30, 2023.

Our independent registered public accounting firm, which has audited our financial statements, has also audited the effectiveness of our internal control over financial reporting as of June 30, 2023, as stated in their report, which is included in Item 15(a)(1) of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Controls

Our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

None.

Item 10. Directors, Executive Officers and Corporate Governance

Information required by Part III, Item 10, will be included in our Proxy Statement relating to our 2024 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2023, and is incorporated herein by reference.

Item 11. Executive Compensation

Information required by Part III, Item 11, will be included in our Proxy Statement relating to our 2024 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2023, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Information required by Part III, Item 12, will be included in our Proxy Statement relating to our 2024 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2023, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Information required by Part III, Item 13, will be included in our Proxy Statement relating to our 2024 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2023, and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

Our independent registered public accounting firm is KPMG LLP, Chicago, IL, Audit Firm ID: 185.

Information required by Part III, Item 14, will be included in our Proxy Statement relating to our 2024 annual meeting of stockholders to be filed with the SEC within 120 days after the end of our fiscal year ended June 30, 2023, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents Filed with Report

    (1) *Financial Statements.*

    (2) *Exhibits.*

    The information required by this Item is set forth on the Exhibit Index immediately following this page.

Item 16. Form 10-K Summary

    None.

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
3.1	Second Amended and Restated Certificate of Incorporation of the Registrant.	8-K	001-36348	3.1	December 3, 2021
3.2	Second Amended and Restated By-Laws of the Registrant.	8-K	001-36348	3.2	December 3, 2021
4.1	Amended and Restated Investor Rights Agreement, dated June 29, 2012.	S-1	333-193661	4.1	January 30, 2014
4.2	Description of Securities.	10-K	001-36348	4.2	August 5, 2022
10.1	Form of Indemnification Agreement for directors and officers.	S-1	333-193661	10.2	January 30, 2014
10.2†	2014 Equity Incentive Plan and forms of agreement thereunder.	S-1/A	333-193661	10.4	February 14, 2014
10.2.1†	Form of Market Stock Units Notice of Grant and Award Agreement under the 2014 Equity Incentive Plan.	8-K	001-36348	10.1	August 18, 2020
10.2.2†	Form of Executive Restricted Stock Unit Notice of Grant and Award Agreement under 2014 Equity Incentive Plan.	10-Q	001-36348	10.5	May 6, 2022
10.3†	Third Amended and Restated Executive Employment Agreement between Paylocity Corporation and Steven R. Beauchamp, dated February 7, 2014.	S-1/A	333-193661	10.5	February 14, 2014
10.4†	2014 Employee Stock Purchase Plan.	S-1/A	333-193661	10.9	February 14, 2014
10.5	Multi-Tenant Office Lease Agreement, dated June 1, 2016, by and between Paylocity Corporation and RPAI Schaumburg American Lane, L.L.C.	8-K	001-36348	10.1	June 2, 2016
10.6	Equity Purchase Agreement among Paylocity Corporation, Blue Marble Payroll, LLC and the Equityholders party thereto, dated August 31, 2021.	8-K	001-36348	10.1	September 1, 2021
10.7†	Executive Employment Agreement between Paylocity Corporation and Rachit Lohani, dated September 27, 2021.	10-K	001-36348	10.11	August 5, 2022
10.8†	Amendment to Executive Employment Agreement between Paylocity Corporation and Toby J. Williams, dated March 11, 2022.	8-K	001-36348	10.1	March 14, 2022
10.9†	Amended and Restated Executive Employment Agreement between Paylocity Corporation and Ryan Glenn, dated March 11, 2022.	8-K	001-36348	10.2	March 14, 2022
10.10†	Transition and Separation Agreement between Paylocity Corporation and Michael Haske, dated March 11, 2022.	8-K	001-36348	10.3	March 14, 2022
10.11†	Consulting Services Agreement between Paylocity Corporation and Michael Haske, dated March 11, 2022.	8-K	001-36348	10.4	March 14, 2022

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.12†	Separation and Release agreement between Paylocity Corporation and Mark Kinsey, dated June 30, 2022.	8-K	001-36348	10.4	July 1, 2022
10.13	Credit Agreement by and among Paylocity Holding Corporation, the Guarantor party thereto, the Lenders party thereto, PNC Bank, National Association, as Administrative Agent, and PNC Capital Markets, LLC, as sole lead arranger and sole bookrunner, dated July 17, 2019.	8-K	001-36348	10.1	July 17, 2019
10.14	First Amendment to Credit Agreement and Security Agreement, dated as of August 19, 2022, by and among Paylocity Holding Corporation, the Guarantor party thereto, the Lenders party thereto, PNC Bank, National Association, as Administrative Agent, and PNC Capital Markets, LLC and JPMorgan Chase Bank, N.A., as joint lead arrangers and joint bookrunners.	8-K	001-36348	10.1	August 22, 2022
10.15†*	Executive Employment Agreement between Paylocity Corporation and Joshua Scutt, dated August 16, 2021.				
10.16†*	Executive Employment Agreement between Paylocity Corporation and Katherine Ross, dated December 1, 2022.				
21.1	List of Subsidiaries of the Registrant.	10-K	001-36348	21.1	August 5, 2022
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm.				
24.1*	Power of Attorney (see page 50 to this Annual Report on Form 10-K).				
31.1*	Certification of Co-Chief Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.				
31.2*	Certification of Co-Chief Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.				
31.3*	Certification of Chief Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended.				
32.1**	Certification of Co-Chief Executive Officer Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350 as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.				

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
32.2**	Certification of Co-Chief Executive Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350 as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.				
32.3**	Certification of Chief Financial Officer Required Under Rule 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934, as amended, and 18 U.S.C. §1350 as adopted pursuant to Section 906 of The Sarbanes-Oxley Act of 2002.				
101.INS*	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).				
101.SCH*	Inline XBRL Taxonomy Extension Schema.				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase.				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase.				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase.				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase.				
104*	Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101).				

† Management contract, compensatory plan or arrangement.
* Filed herewith.
** Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAYLOCITY HOLDING CORPORATION

Date: August 4, 2023

By: /s/ Steven R. Beauchamp

Steven R. Beauchamp

Co-Chief Executive Officer (Principal Executive Officer) and Director

Date: August 4, 2023

By: /s/ Toby J. Williams

Toby J. Williams

President, Co-Chief Executive Officer (Principal Executive Officer) and Director

SIGNATURES AND POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Steven R. Beauchamp, Toby J. Williams, and Ryan Glenn, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

Signature	Title	Date
/s/ Steven R. Beauchamp Steven R. Beauchamp	Co-Chief Executive Officer (Principal Executive Officer) and Director	August 4, 2023
/s/ Toby J. Williams Toby J. Williams	President, Co-Chief Executive Officer (Principal Executive Officer) and Director	August 4, 2023
/s/ Ryan Glenn Ryan Glenn	Chief Financial Officer and Treasurer (Principal Financial Officer)	August 4, 2023
/s/ Nicholas Rost Nicholas Rost	Vice President and Chief Accounting Officer (Principal Accounting Officer)	August 4, 2023
/s/ Steven I. Sarowitz Steven I. Sarowitz	Chairman of the Board of Directors	August 4, 2023
/s/ Virginia G. Breen Virginia G. Breen	Director	August 4, 2023
/s/ Ellen Carnahan Ellen Carnahan	Director	August 4, 2023
/s/ Jeffrey T. Diehl Jeffrey T. Diehl	Director	August 4, 2023
/s/ Robin L. Pederson Robin L. Pederson	Director	August 4, 2023
/s/ Andres D. Reiner Andres D. Reiner	Director	August 4, 2023

/s/ Kenneth B. Robinson	Director	August 4, 2023
Kenneth B. Robinson		
/s/ Ronald V. Waters, III	Director	August 4, 2023
Ronald V. Waters, III		

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Paylocity Holding Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Paylocity Holding Corporation and subsidiaries (the Company) as of June 30, 2023 and 2022, the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2023, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting and Attestation Report of the Registered Public Accounting Firm. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Capitalized internal-use software development costs

As discussed in Notes 2 and 8 to the consolidated financial statements, the Company capitalizes certain internal-use software costs related to new products as well as existing products when those costs will result in significant additional functionality. The Company's capitalized internal-use software asset, net of accumulated amortization, was $86.1 million as of June 30, 2023. The Company capitalized approximately $55.6 million of internal-use software costs during the year ended June 30, 2023.

We identified the determination of capitalized internal-use software development costs as a critical audit matter because of the degree of subjectivity involved in assessing which projects met the capitalization criteria.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the critical audit matter. This control related to the determination of which software development projects met the capitalization criteria. For a selection of current year capitalized software costs, we evaluated the Company's determination to capitalize the costs by reading the Company's analysis and discussing the objective and status of the projects with IT department management. We also assessed a sample of the Company's capitalized costs by confirming the nature of the activities performed with individual software developers.


/s/ KPMG LLP


We have served as the Company's auditor since 2013.

Chicago, Illinois
August 4, 2023

PAYLOCITY HOLDING CORPORATION
Consolidated Balance Sheets
(in thousands, except per share data)

	June 30,	
	2022	2023
Assets		
Current assets:		
Cash and cash equivalents	$ 139,756	$ 288,767
Accounts receivable, net	15,754	25,085
Deferred contract costs	59,501	78,109
Prepaid expenses and other	28,896	35,061
Total current assets before funds held for clients	243,907	427,022
Funds held for clients	3,987,776	2,621,415
Total current assets	4,231,683	3,048,437
Capitalized internal-use software, net	61,985	86,127
Property and equipment, net	62,839	64,069
Operating lease right-of-use assets	49,210	44,067
Intangible assets, net	45,475	34,527
Goodwill	101,949	102,054
Long-term deferred contract costs	229,067	294,222
Long-term prepaid expenses and other	7,746	6,331
Deferred income tax assets	19,060	15,846
Total assets	$ 4,809,014	$ 3,695,680
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 8,374	$ 6,153
Accrued expenses	124,384	143,287
Total current liabilities before client fund obligations	132,758	149,440
Client fund obligations	3,987,776	2,625,355
Total current liabilities	4,120,534	2,774,795
Long-term operating lease liabilities	69,119	62,471
Other long-term liabilities	3,681	3,731
Deferred income tax liabilities	2,217	11,820
Total liabilities	$ 4,195,551	$ 2,852,817
Stockholders' equity:		
Preferred stock, $0.001 par value, 5,000 authorized, no shares issued and outstanding at June 30, 2022 and June 30, 2023	$ —	$ —
Common stock, $0.001 par value, 155,000 shares authorized at June 30, 2022 and June 30, 2023; 55,190 shares issued and outstanding at June 30, 2022 and 55,912 shares issued and outstanding at June 30, 2023	55	56
Additional paid-in capital	289,843	380,632
Retained earnings	325,868	466,690
Accumulated other comprehensive loss	(2,303)	(4,515)
Total stockholders' equity	$ 613,463	$ 842,863
Total liabilities and stockholders' equity	$ 4,809,014	$ 3,695,680

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION
Consolidated Statements of Operations and Comprehensive Income
(in thousands, except per share data)

		Year Ended June 30,	
	2021	2022	2023
Revenues:			
Recurring and other revenue	$ 631,725	$ 847,694	$ 1,098,036
Interest income on funds held for clients	3,902	4,957	76,562
Total revenues	635,627	852,651	1,174,598
Cost of revenues	219,298	287,002	367,039
Gross profit	416,329	565,649	807,559
Operating expenses:			
Sales and marketing	161,808	214,455	296,716
Research and development	76,707	102,908	163,994
General and administrative	119,771	163,692	191,823
Total operating expenses	358,286	481,055	652,533
Operating income	58,043	84,594	155,026
Other income (expense)	(939)	(997)	3,588
Income before income taxes	57,104	83,597	158,614
Income tax expense (benefit)	(13,715)	(7,180)	17,792
Net income	$ 70,819	$ 90,777	$ 140,822
Other comprehensive loss, net of tax	(609)	(2,369)	(2,212)
Comprehensive income	$ 70,210	$ 88,408	$ 138,610
Net income per share:			
Basic	$ 1.30	$ 1.65	$ 2.53
Diluted	$ 1.26	$ 1.61	$ 2.49
Weighted-average shares used in computing net income per share:			
Basic	54,318	55,036	55,706
Diluted	56,305	56,445	56,596

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION
Consolidated Statements of Changes in Stockholders' Equity
(in thousands)

| | Stockholders' Equity | | | | | |
| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Accumulated Other Comprehensive Income (Loss) | Total Stockholders' Equity |
	Shares	Amount				
Balances at June 30, 2020	53,792	$ 54	$ 227,907	$ 164,272	$ 675	$ 392,908
Stock-based compensation	—	—	65,662	—	—	65,662
Stock options exercised	490	—	3,313	—	—	3,313
Issuance of common stock upon vesting of restricted stock units	644	1	(1)	—	—	—
Issuance of common stock under employee stock purchase plan	104	—	12,214	—	—	12,214
Net settlement for taxes and/or exercise price related to equity awards	(436)	—	(67,377)	—	—	(67,377)
Unrealized losses on securities, net of tax	—	—	—	—	(609)	(609)
Net income	—	—	—	70,819	—	70,819
Balances at June 30, 2021	54,594	$ 55	$ 241,718	$ 235,091	$ 66	$ 476,930
Stock-based compensation	—	—	103,733	—	—	103,733
Stock options exercised	217	—	2,226	—	—	2,226
Issuance of common stock upon vesting of restricted stock units	567	—	—	—	—	—
Issuance of common stock under employee stock purchase plan	101	—	14,103	—	—	14,103
Net settlement for taxes and/or exercise price related to equity awards	(289)	—	(71,937)	—	—	(71,937)
Unrealized losses on securities, net of tax	—	—	—	—	(2,369)	(2,369)
Net income	—	—	—	90,777	—	90,777
Balances at June 30, 2022	55,190	$ 55	$ 289,843	$ 325,868	$ (2,303)	$ 613,463
Stock-based compensation	—	—	162,183	—	—	162,183
Stock options exercised	260	—	3,265	—	—	3,265
Issuance of common stock upon vesting of restricted stock units	724	1	—	—	—	1
Issuance of common stock under employee stock purchase plan	120	—	16,916	—	—	16,916
Net settlement for taxes and/or exercise price related to equity awards	(382)	—	(91,575)	—	—	(91,575)
Unrealized losses on securities, net of tax	—	—	—	—	(2,212)	(2,212)
Net income	—	—	—	140,822	—	140,822
Balances at June 30, 2023	55,912	$ 56	$ 380,632	$ 466,690	$ (4,515)	$ 842,863

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION
Consolidated Statements of Cash Flows
(in thousands)

| | Year Ended June 30, | | |
	2021	2022	2023
Cash flows from operating activities:			
Net income	$ 70,819	$ 90,777	$ 140,822
Adjustments to reconcile net income to net cash provided by operating activities			
Stock-based compensation expense	63,052	96,202	147,300
Depreciation and amortization expense	42,972	50,218	60,866
Deferred income tax expense (benefit)	(13,642)	(7,180)	13,540
Provision for credit losses	316	311	1,245
Net amortization of premiums (accretion of discounts) on available-for-sale securities	347	381	(5,412)
Amortization of debt issuance costs	171	185	286
Other	632	318	1,396
Changes in operating assets and liabilities:			
Accounts receivable	(1,654)	(7,605)	(9,407)
Deferred contract costs	(56,850)	(73,263)	(80,781)
Prepaid expenses and other	(4,004)	(14,767)	(3,994)
Accounts payable	2,394	2,553	(1,554)
Accrued expenses and other	20,297	16,923	18,416
Net cash provided by operating activities	124,850	155,053	282,723
Cash flows from investing activities:			
Purchases of available-for-sale securities and other	—	(433,962)	(598,895)
Proceeds from sales and maturities of available-for-sale securities	101,467	116,848	446,751
Capitalized internal-use software costs	(28,594)	(34,515)	(45,004)
Purchases of property and equipment	(9,461)	(18,069)	(21,910)
Acquisitions of businesses, net of cash acquired	(14,992)	(107,576)	—
Other investing activities	—	(2,500)	(1,104)
Net cash provided by (used in) investing activities	48,420	(479,774)	(220,162)
Cash flows from financing activities:			
Net change in client fund obligations	432,373	2,228,038	(1,362,421)
Borrowings under credit facility	—	50,000	—
Repayment of credit facility	(100,000)	(50,000)	—
Proceeds from exercise of stock options	146	—	—
Proceeds from employee stock purchase plan	12,214	14,103	16,916
Taxes paid related to net share settlement of equity awards	(64,191)	(69,761)	(88,312)
Payment of debt issuance costs	(64)	(87)	(885)
Net cash provided by (used in) financing activities	280,478	2,172,293	(1,434,702)
Net change in cash, cash equivalents and funds held for clients' cash and cash equivalents	453,748	1,847,572	(1,372,141)
Cash, cash equivalents and funds held for clients' cash and cash equivalents—beginning of year	1,492,133	1,945,881	3,793,453
Cash, cash equivalents and funds held for clients' cash and cash equivalents—end of year	$ 1,945,881	$ 3,793,453	$ 2,421,312
Supplemental Disclosure of Non-Cash Investing and Financing Activities			
Purchases of property and equipment and internal-use software, accrued but not paid	$ 581	$ 2,052	$ —
Liabilities assumed for acquisitions	$ 281	$ 4,581	$ 117
Supplemental Disclosure of Cash Flow Information			
Cash paid for interest	$ 870	$ 311	$ 404
Cash paid (refunds received) for income taxes	$ (136)	$ 11	$ 1,359
Reconciliation of cash, cash equivalents and funds held for clients' cash and cash equivalents to the Consolidated Balance Sheets			
Cash and cash equivalents	$ 202,287	$ 139,756	$ 288,767
Funds held for clients' cash and cash equivalents	1,743,594	3,653,697	2,132,545
Total cash, cash equivalents and funds held for clients' cash and cash equivalents	$ 1,945,881	$ 3,793,453	$ 2,421,312

See accompanying notes to consolidated financial statements.

PAYLOCITY HOLDING CORPORATION
Notes to the Consolidated Financial Statements
(all amounts in thousands, except per share data)

(1) Organization and Description of Business

Paylocity Holding Corporation (the "Company") is a cloud-based provider of human capital management and payroll software solutions that deliver a comprehensive platform for the modern workforce. Services are provided in a Software-as-a-Service ("SaaS") delivery model. The Company's comprehensive product suite delivers a unified platform that helps businesses attract and retain talent, build culture and connection with their employees, and streamline and automate HR and payroll processes.

(2) Summary of Significant Accounting Policies

(a) *Basis of Presentation, Consolidation, and Use of Estimates*

The accompanying consolidated financial statements of the Company have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (the "SEC").

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgment. Accounting estimates used in the preparation of these consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the operating environment changes.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(b) *Concentrations of Risk*

The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits. No individual client represents 10% or more of total revenues. For all periods presented, substantially all of total revenues were generated by clients in the United States.

(c) *Cash and Cash Equivalents*

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

(d) *Funds Held For Clients, Corporate Investments and Client Fund Obligations*

The Company obtains funds from clients in advance of performing payroll and payroll tax filing services on behalf of those clients. Funds held for clients represent assets that are used solely for the purposes of satisfying the obligations to remit funds relating to payroll and payroll tax filing services. The Company has classified Funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client fund obligations. Funds held for clients is primarily comprised of cash and cash equivalents invested in demand deposit accounts. The Company also invests a portion of its funds held for clients and corporate funds in marketable securities.

Marketable securities classified as available-for-sale are recorded at fair value on the Consolidated Balance Sheets. Unrealized gains and losses, net of applicable income taxes, are reported as Other comprehensive income (loss) in the Consolidated Statements of Operations and Comprehensive Income. Interest on marketable securities included in Funds held for clients is reported as Interest income on funds held for clients and interest on Corporate investments is reported as Other income (expense) on the Consolidated Statements of Operations and Comprehensive Income, respectively.

The Company evaluates whether a decline in an individual security's fair value as compared to its amortized cost basis resulted from credit loss or other factors. If the Company determines that an individual security's unrealized loss results from credit impairment, it compares the present value of cash flows expected to be collected from the impaired security with its amortized cost basis. If the security's amortized cost basis exceeds the present value of expected cash flows, the Company records credit impairment loss through an allowance for credit loss. The Company did not recognize any credit impairment losses during the years ended June 30, 2021, 2022 or 2023.

Client fund obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll and tax payment obligations and are recorded in the accompanying balance sheets at the time that the Company obtains funds from clients. The client fund obligations represent liabilities that will be repaid within one year of the balance sheet date.

(e) *Accounts Receivable, Net*

Accounts receivable is comprised of trade receivables, accrued interest receivable on funds held for clients and other receivables. Trade receivables are recorded at the invoiced amount and do not bear interest. Amounts collected on accounts receivable are included in Net cash provided by operating activities in the Consolidated Statements of Cash Flows. The Company maintains an allowance for credit losses reflecting expected credit losses in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and the Company's clients' financial conditions, the amount of receivables in dispute, the current receivables aging and current payment patterns. The Company reviews its allowance for credit losses quarterly. Past due balances over 60 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis. Account balances are charged off against the allowance after all commercially reasonable means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its clients.

(f) *Deferred Contract Costs*

The Company defers certain selling and commission costs that meet the capitalization criteria under ASC 340-40. The Company also capitalizes certain costs to fulfill a contract related to its proprietary products if they are identifiable, generate or enhance resources used to satisfy future performance obligations and are expected to be recovered under ASC 340-40. Implementation fees are treated as nonrefundable upfront fees and the related implementation costs are required to be capitalized and amortized over the expected period of benefit, which is the period in which the Company expects to recover the costs and enhance its ability to satisfy future performance obligations.

The Company utilizes the portfolio approach to account for both the cost of obtaining a contract and the cost of fulfilling a contract. These capitalized costs are amortized over the expected period of benefit, which has been determined to be over 7 years based on the Company's average client life and other qualitative factors, including rate of technological changes. The Company does not incur any additional costs to obtain or fulfill contracts upon renewal. The Company recognizes additional selling and commission costs and fulfillment costs when an existing client purchases additional services. These additional costs only relate to the additional services purchased and do not relate to the renewal of previous services. Management evaluates deferred contract costs for impairment if changes in circumstances occur that could impact the recoverability of the costs to obtain or fulfill contracts with the Company's customers.

(g) *Capitalized Internal-Use Software*

The Company capitalizes internal-use software costs when module development begins, it is probable that the project will be completed, and the software will be used as intended. Costs associated with preliminary project stage activities, training, maintenance and all other post implementation stage activities are expensed as incurred. The Company also capitalizes certain costs related to specific upgrades and enhancements when it is probable the expenditures will result in significant additional functionality. The capitalization policy provides for the capitalization of certain payroll costs for employees who are directly associated with developing internal-use software as well as certain external direct costs, such as consulting fees. Capitalized employee costs are limited to the time directly spent on such projects.

Capitalized internal-use software costs are amortized on a straight-line basis over their estimated useful lives, which are generally two to three years while certain projects that support the Company's main processing activities have an estimated useful life of ten years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

(h) *Property and Equipment and Long-Lived Assets*

Property and equipment are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally three to seven years for most classes of assets, or over the term of the related lease for leasehold improvements.

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

(i) *Business Combination*

The Company accounts for business combinations in accordance with ASC 805, Business Combinations using the acquisition method of accounting. It allocates the purchase price consideration associated with its acquisitions to the fair values of assets acquired and liabilities assumed at their respective acquisition dates, with the excess recorded to goodwill. Estimating the fair values of assets acquired and liabilities assumed requires the use of significant judgments and estimates, which are inherently uncertain and subject to refinement as additional information becomes available. Adjustments to the fair values of assets acquired and liabilities assumed may be recorded during the measurement period, which may be up to one year from the acquisition date, with the corresponding offset to goodwill. The Company engages a valuation specialist to assist in the fair value measurement of assets acquired and liabilities assumed for each acquisition.

(j) *Intangible Assets, Net of Accumulated Amortization*

Intangible assets are comprised primarily of acquired client relationships, proprietary technology, trade names and non-solicitation agreements and are reported net of accumulated amortization on the Consolidated Balance Sheets. The Company uses the straight-line method of amortization to amortize client relationships over a five to nine-year period from the date of acquisition, proprietary technology over a five to seven-year period from the date of acquisition and trade names over a five-year period from the date of acquisition. Non-solicitation agreements use the straight-line method of amortization over the term of the related agreements. The Company tests intangible assets for potential impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable.

(k) *Goodwill*

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized, but instead is tested for impairment at the reporting unit level. If the fair value of the reporting unit is less than its carrying amount, the Company would record an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, but the loss recognized should not exceed the amount of goodwill allocated to the reporting unit.

The Company performs its annual impairment review of goodwill in its fiscal fourth quarter or when a triggering event occurs between annual impairment tests. No impairment was recorded in fiscal 2021, 2022 or 2023 as a result of the Company's qualitative assessments over its single reporting segment.

(l) *Leases*

The Company determines if an arrangement is a lease at agreement inception. Operating leases are included in Operating lease right-of-use assets, Accrued expenses, and Long-term operating lease liabilities in the Consolidated Balance Sheets. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses its incremental borrowing rate based on the information available at the lease commencement date. The operating lease right-of-use assets also include any lease payments made at or before the commencement date and are reduced by any lease incentives received. The Company's lease terms may include options to renew or extend a lease. The Company recognizes amounts in Operating lease right-of-use assets and Operating lease liabilities when it is reasonably certain it will exercise such options. Leases with an initial term of 12 months or less are not recorded on the balance sheet. Lease expense is recognized on a straight-line basis over the expected lease term.

The Company's most significant leases are real estate leases of office space. The remaining operating leases are primarily comprised of leases of printers and other equipment. For all leases, the Company has elected the practical expedient permitted under Topic 842 to combine lease and non-lease components. As a result, non-lease components, such as common area or equipment maintenance charges, are accounted for as a single lease element. The Company does not have any material finance leases.

Fixed lease expense payments are recognized on a straight-line basis over the lease term. Variable lease payments vary because of changes in facts or circumstances occurring after the commencement date, other than the passage of time, and are often due to changes in an external market rate or the value of an index (e.g., Consumer Price Index). Certain of the Company's operating lease agreements include variable payments that are passed through by the lessor, such as insurance, taxes, and common area maintenance, payments based on the usage of the asset, and rental payments adjusted periodically for inflation. Variable payments are expensed as incurred and included within variable rent expense.

The Company's lease agreements do not contain material residual value guarantees, restrictions, or covenants.

(m) *Income Taxes*

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred tax assets may be reduced by a valuation allowance to the extent we determine it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management judgment is required in determining the period in which the reversal of a valuation allowance should occur. The Company is required to consider all available evidence, both positive and negative, such as historical levels of income and future forecasts of taxable income among other items, in determining whether a full or partial release of its valuation allowance is required. The Company is also required to schedule future taxable income in accordance with accounting standards that address income taxes to assess the appropriateness of a valuation allowance, which further requires the exercise of significant management judgment. The Company's accounting for deferred tax consequences represents the best estimate of those future events.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. When applicable, the Company records interest and penalties as an element of income tax expense.

Refer to Note 14 for additional information on income taxes.

(n) *Revenue Recognition*

The Company applies Accounting Standards Codification Topic 606, Revenue from Contracts with Customers ("Topic 606"). Topic 606 requires revenue to be recognized when an entity transfers control of goods or services to a customer in an amount that reflects the consideration to which a company also expects to be entitled to for those goods or services. To achieve this core principle, the Company recognizes revenue from contracts with customers based on the following five steps:

1) Identify the contract with a customer;

2) Identify the performance obligations in the contract;

3) Determine the transaction price;

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue when or as the Company satisfies a performance obligation.

The Company derives its revenue from contracts predominantly from recurring and non-recurring service fees. While the majority of its agreements are generally cancellable by the client on 60 days' notice or less, the Company offers term agreements to its clients, which are generally two years in length. Recurring fees are derived from cloud-based payroll and HCM software solutions as follows:

- Payroll processing and related services, including payroll reporting and tax filing services, are delivered on a weekly, biweekly, semi-monthly, or monthly basis depending upon the payroll frequency of the client and on an annual basis if a client selects W-2 preparation and processing services,

- Time and attendance reporting services, including time clock rentals, are delivered on a monthly basis, and

- HR-related software solutions, including employee management and benefits enrollment and administration, are delivered on a monthly basis.

The majority of the Company's recurring fees are satisfied over time as services are provided. The performance obligations related to payroll services are satisfied upon the processing of the client's payroll with the fee charged and collected based on a per employee per payroll frequency fee. The performance obligations related to HCM related services are satisfied over time each month with the fee charged and collected based on a per employee per month fee. For subscription-based fees which can include payroll, time and attendance, and other HCM related services, the Company recognizes the applicable recurring fees over time each month with the fee charged and collected based on a per employee per month fee.

The Company has certain optional performance obligations that are satisfied at a point in time including the sales of time clocks and W-2 services.

Non-recurring service fees consist mainly of nonrefundable implementation fees, which involve setting the client up in, and loading data into, the Company's cloud-based modules. These implementation activities are considered set-up activities. The Company has determined that the nonrefundable upfront fees provide certain clients with a material right to renew the contract. Implementation fees are deferred and amortized generally over a period up to 24 months.

Sales taxes collected from clients and remitted to governmental authorities where applicable are accounted for on a net basis and therefore are excluded from revenues in the Statements of Operations and Comprehensive Income.

Interest income earned on funds held for clients is recognized in Interest income on funds held for clients when earned as the collection, holding and remittance of these funds are components of providing services to clients.

(o) *Cost of Revenues*

Cost of revenues consists primarily of costs to provide HCM and payroll solutions relating to the provision of ongoing client support and implementation activities and also includes amortization of capitalized internal-use software and certain acquired intangibles. The Company generally expenses these costs when incurred except for costs related to the implementation of the Company's proprietary products. These costs are capitalized and amortized over a period of 7 years.

(p) *Advertising*

Advertising costs are expensed as incurred. Advertising costs amounted to $3,189, $8,335 and $15,700 for the years ended June 30, 2021, 2022 and 2023, respectively.

(q) *Stock-Based Compensation*

The Company recognizes all employee stock-based compensation as a cost in the financial statements. Equity-classified awards, comprised of restricted stock units and market share units, are measured at the grant date fair value of each award and expense is recognized, net of assumed forfeitures, on a straight-line basis over the requisite service period for each separately vesting portion of each award. For market share units, the Company estimates grant date fair value using a discrete model based on multiple stock price-paths developed through the use of Monte Carlo simulation. For estimated shares purchasable under the 2014 Employee Stock Purchase Plan ("ESPP"), the Company estimates grant date fair value using the Black-Scholes option-pricing model and recognizes applicable expense on a straight-line basis over each purchase period. The Company may update the assumed forfeiture rates based on historical experience as appropriate.

(r) *Commitments and Contingencies*

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(s) *Segment Information*

The Company's chief operating decision maker reviews the financial results of the Company in total when evaluating financial performance and for purposes of allocating resources. The Company has thus determined that it operates in a single reporting segment. For fiscal 2023, the Company's chief operation decision maker was the Company's Co-Chief Executive Officers.

(t) *Recently Issued Accounting Standards*

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of other recently issued standards that are not yet effective will not have a material impact on the Company's consolidated financial statements upon adoption.

(3) Revenue

The following table disaggregates revenue by Recurring fees and Implementation services and other, which the Company believes depicts the nature, amount and timing of its revenue:

	Year Ended June 30,		
	2021	2022	2023
Recurring fees	$ 609,658	$ 818,137	$ 1,056,808
Implementation services and other	22,067	29,557	41,228
Total revenues from contracts	$ 631,725	$ 847,694	$ 1,098,036

Deferred revenue

The timing of revenue recognition for recurring revenue is consistent with the timing of invoicing as they occur simultaneously upon the client payroll-processing period or by month. As such, the Company does not recognize contract assets or liabilities related to recurring revenue.

The Company defers and amortizes nonrefundable upfront fees related to implementation services generally over a period up to 24 months based on the type of contract. The following table summarizes the changes in deferred revenue (i.e., contract liability) related to these nonrefundable upfront fees as follows:

	Year Ended June 30,	
	2022	2023
Balance at beginning of the year	$ 8,734	$ 12,233
Deferral of revenue	25,109	40,991
Revenue recognized	(21,610)	(30,607)
Balance at end of the year	$ 12,233	$ 22,617

Deferred revenue related to these nonrefundable upfront fees are recorded within Accrued expenses and Other long-term liabilities on the Consolidated Balance Sheets. The Company expects to recognize these deferred revenue balances of $19,108 in fiscal 2024, $3,417 in fiscal 2025, and $92 thereafter.

Deferred contract costs

The following tables present the deferred contract costs balances and the related amortization expense for these deferred contract costs:

	Year Ended June 30, 2022			
	Beginning Balance	Capitalized Costs	Amortization	Ending Balance
Costs to obtain a new contract	$ 145,718	$ 72,572	$ (35,747)	$ 182,543
Costs to fulfill a contract	69,175	53,004	(16,154)	106,025
Total	$ 214,893	$ 125,576	$ (51,901)	$ 288,568

	Year Ended June 30, 2023			
	Beginning Balance	Capitalized Costs	Amortization	Ending Balance
Costs to obtain a new contract	$ 182,543	$ 80,999	$ (44,577)	$ 218,965
Costs to fulfill a contract	106,025	72,762	(25,421)	153,366
Total	$ 288,568	$ 153,761	$ (69,998)	$ 372,331

Deferred contract costs are recorded within Deferred contract costs and Long-term deferred contract costs on the Consolidated Balance Sheets. Amortization of deferred contract costs is primarily recorded in Cost of revenues and Sales and marketing in the Consolidated Statements of Operations and Comprehensive Income. The Company did not record any impairment losses associated with its deferred contract costs during the years ended June 30, 2021, 2022 or 2023.

Remaining Performance Obligations

The Company has applied the practical expedients as allowed under Topic 606 and elects not to disclose the value of unsatisfied performance obligations for contracts that have an original expected duration of one year or less and contracts for which the variable consideration is allocated entirely to wholly unsatisfied performance obligations. The Company's remaining performance obligations related to minimum monthly fees on its term-based contracts was approximately $62,938 as of June 30, 2023, which will be generally recognized over the next 24 months.

(4) Corporate Investments and Funds Held for Clients

Corporate investments and funds held for clients consisted of the following:

Type of Issue		June 30, 2022			
		Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Cash and cash equivalents	$	139,756	$ —	$ —	$ 139,756
Funds held for clients' cash and cash equivalents		3,653,699	—	(2)	3,653,697
Available-for-sale securities:					
Commercial paper		58,166	—	(126)	58,040
Corporate bonds		59,568	—	(1,715)	57,853
Asset-backed securities		9,843	2	(141)	9,704
Certificates of deposit		31,879	—	(43)	31,836
U.S treasury securities		167,566	12	(591)	166,987
U.S government agency securities		8,000	—	(451)	7,549
Other		2,181	—	(71)	2,110
Total available-for-sale securities		337,203	14	(3,138)	334,079
Total investments	$	4,130,658	$ 14	$ (3,140)	$ 4,127,532

Type of Issue		June 30, 2023			
		Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Cash and cash equivalents	$	288,767	$ —	$ —	$ 288,767
Funds held for clients' cash and cash equivalents		2,132,545	—	—	2,132,545
Available-for-sale securities:					
Commercial paper		110,003	12	(138)	109,877
Corporate bonds		112,262	18	(1,867)	110,413
Asset-backed securities		30,061	10	(337)	29,734
Certificates of deposit		68,247	5	(93)	68,159
U.S treasury securities		158,839	—	(2,839)	156,000
U.S government agency securities		8,000	—	(513)	7,487
Other		7,329	—	(129)	7,200
Total available-for-sale securities		494,741	45	(5,916)	488,870
Total investments	$	2,916,053	$ 45	$ (5,916)	$ 2,910,182

All available-for-sale securities were included in Funds held for clients at June 30, 2022 and 2023.

Cash and cash equivalents and funds held for clients' cash and cash equivalents included demand deposit accounts, money market funds, commercial paper and certificates of deposit as of June 30, 2022 and 2023.

Classification of investments on the consolidated balance sheets was as follows:

		June 30,	
		2022	2023
Cash and cash equivalents	$	139,756	$ 288,767
Funds held for clients		3,987,776	2,621,415
Total investments	$	4,127,532	$ 2,910,182

Available-for-sale securities that have been in an unrealized loss position for a period of less and greater than 12 months as of June 30, 2022 and June 30, 2023 had fair market value as follows:

| | June 30, 2022 | | | | | |
| | Securities in an unrealized loss position for less than 12 months | | Securities in an unrealized loss position for greater than 12 months | | Total | |
	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Commercial paper ... $	(126) $	53,756 $	— $	— $	(126) $	53,756
Corporate bonds	(1,715)	57,853	—	—	(1,715)	57,853
Asset-backed securities..................	(141)	7,354	—	—	(141)	7,354
Certificates of deposit	(43)	27,086	—	—	(43)	27,086
U.S. treasury securities..................	(591)	129,943	—	—	(591)	129,943
U.S. government agency securities	(451)	7,549	—	—	(451)	7,549
Other.........................	(71)	2,110	—	—	(71)	2,110
Total available-for-sale securities........... $	(3,138) $	285,651 $	— $	— $	(3,138) $	285,651

| | June 30, 2023 | | | | | |
| | Securities in an unrealized loss position for less than 12 months | | Securities in an unrealized loss position for greater than 12 months | | Total | |
	Gross unrealized losses	Fair Value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value
Commercial paper ... $	(138) $	96,665 $	— $	— $	(138) $	96,665
Corporate bonds	(695)	71,089	(1,172)	32,807	(1,867)	103,896
Asset-backed securities..................	(233)	23,313	(104)	2,038	(337)	25,351
Certificates of deposit	(93)	52,254	—	—	(93)	52,254
U.S. treasury securities..................	(1,075)	95,388	(1,764)	60,612	(2,839)	156,000
U.S. government agency securities	—	—	(513)	7,487	(513)	7,487
Other.........................	(71)	5,326	(58)	1,874	(129)	7,200
Total available-for-sale securities........... $	(2,305) $	344,035 $	(3,611) $	104,818 $	(5,916) $	448,853

The Company regularly reviews the composition of its portfolio to determine the existence of credit impairment. The Company did not recognize any credit impairment losses during the years ended June 30, 2021, 2022 or 2023. All securities in the Company's portfolio held an A-1 rating or better as of June 30, 2023.

The Company did not make any material reclassification adjustments out of Accumulated other comprehensive income for realized gains and losses on the sale of available-for-sale securities during the years ended June 30, 2021, 2022 or 2023. Gross realized gains and losses on the sale of available-for-sale securities were immaterial for the years ended June 30, 2021, 2022 and 2023.

Expected maturities of available-for-sale securities at June 30, 2023 were as follows:

	Amortized cost	Fair value
One year or less	$ 257,957	$ 256,166
One year to two years...	147,340	144,468
Two years to three years...	87,451	86,445
Three years to five years	1,993	1,791
Total available-for-sale securities...	$ 494,741	$ 488,870

(5) Fair Value Measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets and liabilities.

- Level 2—Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company measures any cash and cash equivalents, funds held for clients' cash and cash equivalents, accounts receivable, accounts payable and client fund obligations at fair value on a recurring basis using Level 1 inputs. The Company considers the recorded value of these financial assets and liabilities to approximate the fair value of the respective assets and liabilities at June 30, 2022 and 2023 based upon the short-term nature of these assets and liabilities.

Marketable securities, consisting of securities classified as available-for-sale as well as certain cash equivalents, are recorded at fair value on a recurring basis using Level 2 inputs obtained from an independent pricing service. Available-for-sale securities include commercial paper, corporate bonds, asset-backed securities, certificates of deposit, U.S. treasury securities, U.S. government agency securities and other. The independent pricing service utilizes a variety of inputs including benchmark yields, broker/dealer quoted prices, reported trades, issuer spreads as well as other available market data. The Company, on a sample basis, validates the pricing from the independent pricing service against another third-party pricing source for reasonableness. The Company has not adjusted any prices obtained by the independent pricing service, as it believes they are appropriately valued. There were no available-for-sale securities classified in Level 3 of the fair value hierarchy at June 30, 2022 or 2023.

The fair value level for the Company's cash and cash equivalents and available-for-sale securities was as follows:

| | June 30, 2022 | | | |
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 139,756	$ 139,756	$ —	$ —
Funds held for clients' cash and cash equivalents	3,653,697	3,640,427	13,270	—
Available-for-sale securities:				
Commercial paper	58,040	—	58,040	—
Corporate bonds	57,853	—	57,853	—
Asset-backed securities	9,704	—	9,704	—
Certificates of deposit	31,836	—	31,836	—
U.S. treasury securities	166,987	—	166,987	—
U.S. government agency securities	7,549	—	7,549	—
Other	2,110	—	2,110	—
Total available-for-sale securities	334,079	—	334,079	—
Total investments	$ 4,127,532	$ 3,780,183	$ 347,349	$ —

| | June 30, 2023 | | | |
	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$ 288,767	$ 288,767	$ —	$ —
Funds held for clients' cash and cash equivalents	2,132,545	2,132,545	—	—
Available-for-sale securities:				
Commercial paper	109,877	—	109,877	—
Corporate bonds	110,413	—	110,413	—
Asset-backed securities	29,734	—	29,734	—
Certificates of deposit	68,159	—	68,159	—
U.S. treasury securities	156,000	—	156,000	—
U.S. government agency securities	7,487	—	7,487	—
Other	7,200	—	7,200	—
Total available-for-sale securities	488,870	—	488,870	—
Total investments	$ 2,910,182	$ 2,421,312	$ 488,870	$ —

Assets and Liabilities Recorded at Fair Value on a Non-Recurring Basis

The Company records assets acquired and liabilities assumed in business combinations at fair value. Refer to Note 7 for further details on the fair value measurements of certain assets and liabilities recorded at fair value on a non-recurring basis.

(6) Accounts Receivable, Net

The components of accounts receivable were as follows:

	Year Ended June 30,	
	2022	**2023**
Trade receivables	$ 14,797	$ 15,471
Accrued interest on funds held for clients	296	6,886
Other	1,502	4,348
Gross accounts receivable	16,595	26,705
Allowance for credit losses	(841)	(1,620)
Accounts receivable, net	$ 15,754	$ 25,085

Activity in the allowance for credit losses related to accounts receivable was as follows:

	Year Ended June 30,		
	2021	**2022**	**2023**
Balance at the beginning of the year	$ 617	$ 800	$ 841
Charged to expense	316	311	1,245
Write-offs	(133)	(270)	(466)
Balance at the end of the year	$ 800	$ 841	$ 1,620

(7) Business Combinations

The Company accounts for business combinations in accordance with ASC 805, Business Combinations. The Company recorded the acquisitions disclosed below using the acquisition method of accounting and recognized assets and liabilities at their fair values as of the date of acquisitions, with the excess recorded to goodwill.

On November 13, 2020, the Company acquired all of the shares outstanding of Samepage Labs Inc. ("Samepage") through a merger for purchase price consideration of $15,018, which was paid in cash upon closing. Samepage offers digital collaboration tools including task management, file sharing, real-time collaboration and more. This transaction expands the Company's product functionality in these areas and demonstrates its commitment to building a modern workforce suite of solutions that meet the needs of HR teams and employees. The allocation of the purchase price for Samepage was approximately $11,995 of goodwill, $3,167 of proprietary technology and other immaterial assets and liabilities.

On August 31, 2021, the Company entered into an Equity Purchase Agreement (the "Purchase Agreement") with Blue Marble Payroll, LLC ("Blue Marble") and its equity holders and acquired all of the issued and outstanding equity interests of Blue Marble for cash consideration of $60,961, subject to customary purchase price adjustments. Blue Marble's payroll platform enables U.S.-based companies to manage payroll for employees outside the U.S. in line with complex local and country-specific requirements across many countries. This acquisition enables the Company to better serve its clients in managing their international workforces through a unified solution to pay employees, automate processes and stay compliant with regulations in other countries.

An entity affiliated with Steven I. Sarowitz, the Chairman of the Board of Directors and the largest shareholder of the Company, was the largest equity holder of Blue Marble. The Board of Directors of the Company appointed the Audit Committee, which is comprised solely of directors who are independent of the management of Blue Marble, the Blue Marble equity holders and the Company, to evaluate, assess and negotiate on its behalf the terms and conditions in the Purchase Agreement. The Audit Committee and the disinterested directors of the Company's Board of Directors unanimously approved the Purchase Agreement and transactions specified within it.

The allocation of the purchase price for Blue Marble was as follows:

	August 31, 2021
Proprietary technology	$ 21,200
Client relationships	3,000
Trade names	1,200
Goodwill	34,776
Other assets acquired	2,659
Liabilities assumed	(1,874)
Total purchase price	$ 60,961

On January 18, 2022, the Company acquired all of the shares outstanding of Cloudsnap, Inc., ("Cloudsnap") through a merger for cash consideration of $50,002, which was paid upon closing. Cloudsnap is a provider of a flexible, low-code solution for integrating disparate business applications. This transaction enables the Company to deliver modern integrations and seamless data sharing between critical systems more efficiently and effectively, while helping to unify and automate business processes across clients' HR, finance, benefits, and other systems.

The allocation of the purchase price for Cloudsnap was as follows:

	January 18, 2022
Proprietary technology	$ 15,800
Goodwill	33,628
Other assets acquired	3,398
Liabilities assumed	(2,824)
Total purchase price	$ 50,002

The results from these acquisitions have been included in the Company's consolidated financial statements since the closing of the acquisitions and are not material to the Company. Pro forma information was not presented because the effects of the acquisitions are not material to the Company's consolidated financial statements. The goodwill related to these transactions is primarily attributable to the assembled workforce and growth opportunities from the expansion and enhancement of the Company's product offerings. The goodwill associated with the Blue Marble acquisition is deductible for income tax purposes. The goodwill associated with the Samepage and Cloudsnap acquisitions is not deductible for income tax purposes. Direct costs related to these acquisitions were immaterial and expensed as incurred as Cost of revenues and General and administrative in the Consolidated Statements of Operations and Comprehensive Income.

(8) Capitalized Internal-Use Software

Capitalized internal-use software and accumulated amortization were as follows:

	June 30,	
	2022	2023
Capitalized internal-use software	$ 193,156	$ 248,738
Accumulated amortization	(131,171)	(162,611)
Capitalized internal-use software, net	$ 61,985	$ 86,127

Amortization of capitalized internal-use software amounted to $23,227, $25,267 and $31,440 for the years ended June 30, 2021, 2022 and 2023, respectively and is included in Cost of revenues.

(9) Property and Equipment

The major classes of property and equipment were as follows:

	June 30,	
	2022	2023
Office equipment	$ 4,365	$ 2,508
Computer equipment	55,495	58,670
Furniture and fixtures	12,791	12,958
Software	8,785	11,127
Leasehold improvements	47,521	48,159
Time clocks rented by clients	6,711	8,533
Total	135,668	141,955
Accumulated depreciation	(72,829)	(77,886)
Property and equipment, net	$ 62,839	$ 64,069

Depreciation expense amounted to $15,905, $16,199 and $18,478 for the years ended June 30, 2021, 2022 and 2023, respectively.

(10) Goodwill and Intangible Assets

The following table summarizes changes in goodwill during the years presented below:

	Year Ended June 30,	
	2022	2023
Balance at beginning of year	$ 33,650	$ 101,949
Additions attributable to acquisitions	68,299	—
Measurement period adjustments	—	105
Balance at end of year	$ 101,949	$ 102,054

Refer to Note 7 for further details on acquisition activity during the years ended June 30, 2022 and 2023.

The Company's amortizable intangible assets and estimated useful lives were as follows:

	June 30,		Weighted average useful life (years)
	2022	2023	
Proprietary technology	$ 43,129	$ 43,129	6.0
Client relationships	22,200	22,200	7.8
Non-solicitation agreements	1,600	1,600	3.1
Trade names	1,640	1,640	5.0
Total	68,569	68,569	
Accumulated amortization	(23,094)	(34,042)	
Intangible assets, net	$ 45,475	$ 34,527	

Amortization expense for acquired intangible assets was $3,840, $8,752 and $10,948 for the years ended June 30, 2021, 2022 and 2023, respectively, and is included in Cost of revenues and General and administrative. Future amortization expense for acquired intangible assets was as follows, as of June 30, 2023:

Fiscal 2024	$	9,943
Fiscal 2025		8,888
Fiscal 2026		7,269
Fiscal 2027		4,893
Fiscal 2028		3,029
Thereafter		505
Total	$	34,527

(11) Accrued Expenses

The components of accrued expenses are as follows:

	June 30,			
	2022		2023	
Accrued payroll and personnel costs	$	84,897	$	85,019
Operating lease liabilities		8,399		7,800
Deferred revenue		13,548		24,539
Other		17,540		25,929
Total accrued expenses	$	124,384	$	143,287

(12) Debt

In July 2019, the Company entered into a revolving credit agreement with PNC Bank, National Association, and other lenders, which is secured by substantially all of the Company's assets, subject to certain restrictions. In August 2022, the Company entered into a first amendment to the aforementioned credit agreement to increase the borrowing capacity of our revolving credit facility ("credit facility") to $550,000, which may be increased up to $825,000, subject to obtaining additional lender commitments and certain approvals and satisfying other requirements. The amended credit agreement extends the maturity date of the credit facility to August 2027 and replaces the interest rate based on London Interbank Offered Rate with an interest rate based on secured overnight financing rate ("SOFR"). In the fourth quarter of fiscal 2020, the Company borrowed $100,000 under the credit facility, which it repaid in the third quarter of fiscal 2021. In January 2022, the Company borrowed $50,000 under the credit facility in connection with its acquisition of Cloudsnap, which it repaid during the third quarter of fiscal 2022. The Company had no borrowings at June 30, 2022 or June 30, 2023 and did not borrow any amounts during fiscal 2023. The Company incurred interest expense related to any borrowings at average interest rates of 1.04% and 1.01% during the years ended June 30, 2021 and June 30, 2022, respectively.

The proceeds of any borrowings are to be used to fund working capital, capital expenditures and general corporate purposes, including permitted acquisitions, permitted investments, permitted distributions and share repurchases. The Company may generally borrow, prepay and reborrow under the credit facility and terminate or reduce the lenders' commitments at any time prior to revolving credit facility expiration without a premium or a penalty, other than customary "breakage" costs.

Any borrowings under the credit facility will generally bear interest, at the Company's option, at a rate per annum determined by reference to either the Term SOFR rate plus the SOFR Adjustment or an adjusted base rate, in each case plus an applicable margin ranging from 0.875% to 1.500% and 0.00% to 0.500%, respectively, based on the then-applicable net total leverage ratio. Additionally, the Company is required to pay certain commitment, letter of credit fronting and letter of credit participation fees on available and/or undrawn portions of the credit facility.

The Company is required to comply with certain customary affirmative and negative covenants, including a requirement to maintain a maximum net total leverage ratio of not greater than 4.00 to 1.00, (with a step up to 4.50 to 1.00 for the 4 consecutive fiscal quarters following a fiscal quarter in which certain permitted acquisitions are consummated), and a minimum interest coverage ratio of not less than 2.00 to 1.00. As of June 30, 2023, the Company was in compliance with all of the aforementioned covenants.

(13) Leases

The Company primarily leases office space under non-cancellable operating leases expiring on various dates from March 2024 through October 2032. The leases provide for increasing annual base rents and oblige the Company to fund its proportionate share of operating expenses and, in certain cases, real estate taxes. The Company also leases various types of office and production related equipment under non-cancellable operating leases expiring on various dates from February 2024 through December 2027.

The components of operating lease expense were as follows:

	Year Ended June 30,		
	2021	2022	2023
Operating lease cost	$ 9,139	$ 7,509	$ 8,868
Short-term lease cost	$ 75	345	301
Variable lease cost	$ 4,796	4,579	5,358
Total lease costs	$ 14,010	$ 12,433	$ 14,527

The classification of the Company's operating lease right-of-use assets, operating lease liabilities and other supplemental information related to the Company's operating leases are as follows:

	June 30,	
	2022	2023
Operating lease right-of-use assets	$ 49,210	$ 44,067
Accrued expenses	$ 8,399	$ 7,800
Long-term operating lease liabilities	$ 69,119	$ 62,471
Weighted-average remaining lease term (years)	8.9	8.0
Weighted-average discount rate	3.46 %	3.52 %

The following table summarizes supplemental cash flow information related to the Company's operating leases:

	Year Ended June 30,		
	2021	2022	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$ 11,093	$ 9,955	$ 10,958
Operating lease assets obtained in exchange for new liabilities	$ 1,682	$ 10,084	$ 1,264

The undiscounted cash flows for future maturities of the Company's operating lease liabilities and the reconciliation to the balance of operating lease liabilities reflected on the Company's balance sheet are as follows as of June 30, 2023:

Fiscal 2024	$	10,050
Fiscal 2025		10,321
Fiscal 2026		9,909
Fiscal 2027		9,470
Fiscal 2028		9,490
Thereafter		32,053
Total undiscounted cash flows		81,293
Less: Present value discount		(11,022)
Total operating lease liabilities	$	70,271

As of June 30, 2023, the Company had not entered into any leases that had not yet commenced.

(14) Income Taxes

(a) *Income Taxes*

Income tax expense (benefit) for the years ended June 30, 2021, 2022 and 2023 consists of the following:

	Year Ended June 30,		
	2021	2022	2023
Current taxes			
Federal	$ —	$ —	$ 1,702
State and local	(75)	(16)	2,625
Deferred taxes:			
Federal	(10,476)	(4,214)	17,973
State and local	(3,164)	(2,950)	(4,508)
Total income tax expense (benefit)	$ (13,715)	$ (7,180)	$ 17,792

(b) *Tax Rate Reconciliation*

Income tax expense (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 21% for the years ended June 30, 2021, 2022 and 2023 to pretax income as a result of the following:

	Year Ended June 30,		
	2021	2022	2023
Income tax expense (benefit) at statutory federal rate	21.0 %	21.0 %	21.0 %
Increase (reduction) in income taxes resulting from:			
Research and development credit and other credits	(7.1)	(5.3)	(3.1)
Non-deductible expenses	1.4	1.5	1.0
Change in valuation allowance	2.8	0.4	(2.8)
Stock-based compensation expense	(35.0)	(21.9)	(6.1)
State and local income taxes, net of federal income tax benefit	(6.7)	(4.0)	1.3
Other	(0.4)	(0.3)	(0.1)
	(24.0)%	(8.6)%	11.2 %

The effective tax rate for the years ended June 30, 2021, 2022 and 2023 was (24.0)%, (8.6)% and 11.2%, respectively, on pre-tax income of $57,104, $83,597 and $158,614, respectively. The increase in the effective tax rate is primarily due to decreased deductions related to stock-based compensation.

(c) *Components of Deferred Tax Assets and Liabilities*

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2022 and 2023 are presented below.

	June 30,	
	2022	2023
Deferred tax assets:		
Operating lease liabilities	$ 19,979	$ 18,238
Accrued expenses	16,143	19,610
Stock-based compensation	22,857	27,402
Net operating loss carryforwards	45,574	13,010
Federal and state tax credits	30,498	35,016
Research and development costs	—	12,523
Other	1,064	1,204
Total deferred tax assets	136,115	127,003
Valuation allowance	(5,850)	(1,350)
Net deferred tax assets	130,265	125,653
Deferred tax liabilities:		
Deferred contract costs	(75,028)	(96,598)
Operating lease right-of-use assets	(12,708)	(11,456)
Research and development costs	(13,661)	—
Intangible assets	(3,725)	(2,626)
Depreciation	(8,300)	(10,947)
Total deferred tax liabilities	(113,422)	(121,627)
Net deferred tax asset (liability)	$ 16,843	$ 4,026

As of June 30, 2023, the Company maintains a valuation allowance of $1,350 for certain state tax benefits which may not be realized. Such assessment may change in the future as further evidence becomes available.

At June 30, 2023, the Company has gross net operating loss carryforwards for federal income tax purposes of approximately $49,087, all of which can be carried forward indefinitely. The Company has gross net operating loss carryforwards for state income tax purposes of approximately $45,349, of which $35,850 expire from 2023 to 2042, while the remaining $9,499 can be carried forward indefinitely. The Company also has gross federal and state research and development tax credits and other state credit carryforwards of approximately $41,085, which expire between 2023 and 2042.

As of June 30, 2022 and 2023, the Company's liabilities for unrecognized tax benefits, which would impact the Company's effective tax rate if recognized, are presented below. The Company will include applicable penalties and interest when the benefit is recognized:

| | Year Ended June 30, | |
	2022	2023
Unrecognized tax benefits at beginning of the year	$ 534	$ 1,015
Additions for current year tax positions	380	570
Additions for tax positions of prior periods	101	—
Subtractions for tax positions of prior periods	—	(33)
Unrecognized tax benefit at end of year	$ 1,015	$ 1,552

The Company files income tax returns with the United States federal government and various state jurisdictions. Certain tax years remain open for federal and state tax reporting jurisdictions in which the Company does business due to net operating loss carryforwards and tax credits unutilized from such years or utilized in a period remaining open for audit under normal statute of limitations relating to income tax liabilities. The Company, including its domestic subsidiaries, files a consolidated federal income tax return. For years before fiscal year ended June 30, 2020, the Company is no longer subject to U.S. federal examination; however, the Internal Revenue Service (IRS) has the ability to review years prior to fiscal year 2020 to the extent the Company utilized tax attributes carried forward from those prior years. The statute of limitations on state filings is generally three to four years.

(15) Stockholders' Equity

Common Stock

Holders of common stock are entitled to one vote per share and to receive dividends, when declared. The holders have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

(16) Benefit Plans

(a) ***Equity Incentive Plans***

The Company previously maintained a 2008 Equity Incentive Plan (the "2008 Plan") and currently maintains a 2014 Equity Incentive Plan (the "2014 Plan") pursuant to which the Company has reserved shares of its common stock for issuance to its employees, directors and non-employee third parties. The 2014 Plan serves as the successor to the 2008 Plan and permits the granting of restricted stock units and other equity incentives at the discretion of the compensation committee of the Company's board of directors ("the Committee"). No new awards have been or will be issued under the 2008 Plan since the effective date of the 2014 Plan. The number of shares of common stock reserved for issuance under the 2014 Plan may increase each calendar year, continuing through and including January 1, 2024. The number of shares added each year may be equal to the lesser of (a) four and five tenths percent (4.5%) of the number of shares of common stock of the Company issued and outstanding on the immediately preceding December 31, or (b) an amount determined by the Company's board of directors.

As of June 30, 2023, the Company had 13,699 shares allocated to the plans, of which 1,701 shares were subject to outstanding options or awards. Generally, the Company issues previously unissued shares for the exercise of stock options or vesting of awards; however, shares previously subject to 2014 Plan grants or awards that are forfeited or net settled at exercise or release may be reissued to satisfy future issuances.

The following table summarizes the changes in the number of shares available for grant under the Company's equity incentive plans during the year ended June 30, 2023:

	Number of Shares
Available for grant at July 1 ,2022	12,393
RSUs granted	(795)
MSUs granted	(82)
Shares withheld in settlement of taxes and/or exercise price	382
Forfeitures	168
Shares removed	(68)
Available for grant at June 30, 2023	11,998

Shares removed represents forfeitures of shares and shares withheld in settlement of taxes and/or payment of exercise price related to grants made under the 2008 Plan. As noted above, no new awards will be issued under the 2008 Plan, and there were no awards outstanding under the 2008 Plan as of June 30, 2023.

Stock-based compensation expense related to stock options, restricted stock units ("RSUs"), market share units ("MSUs") and the Employee Stock Purchase Plan (as described below) was included in the following line items in the accompanying Consolidated Statements of Operations and Comprehensive Income:

	Year Ended June 30,		
	2021	2022	2023
Cost of revenues	$ 7,687	$ 11,622	$ 17,101
Sales and marketing	15,658	21,854	36,930
Research and development	10,192	18,696	36,475
General and administrative	29,515	44,030	56,794
Total stock-based compensation expense	$ 63,052	$ 96,202	$ 147,300

In addition, the Company capitalized $2,610, $7,119 and $11,901 of stock-based compensation expense in its capitalized internal-use software costs in the years ended June 30, 2021, 2022 and 2023, respectively.

In August 2020, the Committee approved the modification of the performance targets for vesting of the performance-based restricted stock units granted in fiscal 2020. The Company recorded $6,423 and $6,765 in stock-based compensation expense during the years ended June 30, 2021 and 2022, respectively, related to these modified performance-based restricted stock units.

In March 2022, Michael Haske announced his intent to resign from his position effective September 1, 2022. In connection with his resignation, the Company's board of directors approved a Transition and Separation Agreement and a Consulting Services Agreement. Pursuant to these agreements, the Committee approved the modifications of certain of Mr. Haske's outstanding RSUs and MSUs to allow the awards to continue to vest after the end of his service period. As a result, the Company recorded the cumulative effect of the modifications and accelerated the recognition of the remaining expense associated with certain of Mr. Haske's unmodified outstanding awards over his remaining substantive service period. The modifications of these awards did not have a material impact on the Company's financial statements during the years ended June 30, 2022 or 2023.

The following table represents stock option activity during the year ended June 30, 2023:

	Number of shares		Weighted average exercise price	Weighted average remaining contractual term (years)		Aggregate intrinsic value
Balance at July 1, 2022	548	$	18.34	1.6	$	85,515
Options exercised	(260)	$	12.53			
Balance at June 30, 2023	288	$	23.63	1.2	$	46,129
Options vested and exercisable at June 30, 2023	288	$	23.63	1.2	$	46,129

There were no stock options granted during the years ended June 30, 2021, 2022 or 2023. The total intrinsic value of options exercised during the years ended June 30, 2021, 2022 and 2023 was $84,072, $51,457 and $52,985, respectively.

The Company grants RSUs under the 2014 Plan with terms determined at the discretion of the Committee. RSUs generally vest over four years following the grant date and have time-based vesting conditions. The following table represents restricted stock unit activity during the year ended June 30, 2023:

	Units		Weighted average grant date fair value
RSU balance at July 1, 2022	1,327	$	168.44
RSUs granted	795	$	254.59
RSUs vested	(724)	$	163.79
RSUs forfeited	(156)	$	162.57
RSU balance at June 30, 2023	1,242	$	225.30

At June 30, 2023, there was $116,517 of total unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted stock units granted. That cost is expected to be recognized over a weighted average period of 1.8 years.

The Company also grants MSUs under the 2014 Plan with terms determined at the discretion of the Committee. The actual number of MSUs that will be eligible to vest is based on the achievement of a relative total shareholder return ("TSR") target as compared to the TSR realized by each of the companies comprising the Russell 3000 Index over an approximately three-year period. The MSUs cliff-vest at the end of the TSR measurement period, and up to 200% of the target number of shares subject to each MSU are eligible to be earned.

The following table represents market share unit activity during the year ended June 30, 2023:

	Units		Weighted average grant date fair value
MSU balance at July 1, 2022	101	$	263.83
MSUs granted	82	$	387.67
MSUs forfeited	(12)	$	278.08
MSU balance at June 30, 2023	171	$	320.38

The Company estimated the grant date fair value of the MSUs using a Monte Carlo simulation model that included the following assumptions:

	Year Ended June 30,		
	2021	**2022**	**2023**
Valuation assumptions:			
Expected dividend yield	0 %	0 %	0 %
Expected volatility	52.0 %	47.4 - 47.5%	51.0 - 52.7%
Expected term (years)	3.04	2.92 - 3.04	2.75 - 3.04
Risk-free interest rate	0.18 %	0.43 - 0.47%	3.11 - 4.01%

At June 30, 2023, there was $25,009 of total unrecognized compensation cost, net of estimated forfeitures, related to unvested MSUs. That cost is expected to be recognized over a period of 2.0 years.

The total of excess income tax benefits for stock-based compensation arrangements was $128,229, $143,046 and $113,903 for the years ended June 30, 2021, 2022 and 2023, respectively, and were recognized through Income tax expense (benefit).

(b) *Employee Stock Purchase Plan*

Under the Company's Employee Stock Purchase Plan ("ESPP"), the Company can grant stock purchase rights to all eligible employees during specific offering periods not to exceed twenty-seven months. Each offering period will begin on the trading day closest to May 16 and November 16 of each year. Shares are purchased through employees' payroll deductions, up to a maximum of 10% of employees' compensation for each purchase period, at a purchase price equal to 85% of the lesser of the fair market value of the Company's common stock at the first trading day of the applicable offering period or the purchase date. Participants may purchase up to $25 worth of common stock or 2 shares of common stock in any one year. The ESPP is considered compensatory and results in compensation expense.

As of June 30, 2023, a total of 1,773 shares of common stock were reserved for future issuances under the ESPP. The number of shares of common stock reserved for issuance under the ESPP may increase each calendar year, continuing through and including January 1, 2024. The number of shares added each year may be equal to the lesser of (a) 400, (b) seventy-five one hundredths percent (0.75%) of the number of shares of common stock of the Company issued and outstanding on the immediately preceding December 31, or (c) an amount determined by the Company's board of directors. The Company's board of directors approved the increase in the number of common shares in reserve for issuance under the ESPP by 400 shares, effective January 1, 2023.

The Company issued a total of 120 shares upon the completion of its six-month offering periods ending November 15, 2022 and May 15, 2023. The Company recorded compensation expense attributable to the ESPP of $4,570, $4,676 and $6,393 for the years ended June 30, 2021, 2022 and 2023, respectively, which is included in the summary of stock-based compensation expense above. The grant date fair value of the ESPP offering periods was estimated using the following assumptions:

	Year Ended June 30,		
	2021	**2022**	**2023**
Valuation assumptions:			
Expected dividend yield	0 %	0 %	0 %
Expected volatility	42.2 - 72.2%	31.0 - 57.5%	41.1 - 57.5%
Expected term (years)	0.5	0.5	0.5
Risk-free interest rate	0.04 - 0.15%	0.04 - 1.54%	1.54 - 5.26%

(c) *401(k) Plan*

The Company maintains a 401(k) plan with a matching provision that covers all eligible employees. The Company matches 50% of employees' contributions up to 8% of their gross pay. Contributions were $2,658, $12,305 and $15,083 for the years ended June 30, 2021, 2022 and 2023, respectively. In response to the uncertainties presented by the COVID-19 pandemic, the Company temporarily suspended 401(k) plan matching contributions during the first three quarters of fiscal 2021. The Company reinstated contributions during the fourth quarter of fiscal 2021.

(17) Commitments and Contingencies

(a) *Employment Agreements*

The Company has employment agreements with certain of its key officers. The agreements allow for annual compensation increases, participation in equity incentive plans and bonuses for annual performance as well as certain change of control events as defined in the agreements.

(b) *Litigation*

On November 16, 2020, a potential class action complaint was filed against the Company with the Circuit Court of Cook County alleging that the Company violated the Illinois Biometric Information Privacy Act. The complaint seeks statutory damages, attorney's fees and other costs. The Company is unable to estimate any reasonably possible loss, or range of loss, with respect to this matter at this time. The Company intends to vigorously defend against this lawsuit.

From time to time, the Company is subject to litigation arising in the ordinary course of business. Many of these matters are covered in whole or in part by insurance. In the opinion of the Company's management, the ultimate disposition of any matters currently outstanding or threatened will not have a material adverse effect on the Company's financial position, results of operations, or liquidity. However, these matters are subject to inherent uncertainties and could materially impact the Company's financial position, results of operations, or liquidity based on the final disposition of these matters.

(18) Net Income Per Share

Basic net income per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income per share is computed using the weighted-average number of common shares outstanding during the period and, if dilutive, potential common shares outstanding during the period. The Company's potential common shares consist of the incremental common shares issuable upon the exercise of stock options, the release of restricted stock units and market share units and the shares purchasable via the employee stock purchase plan as of the balance sheet date.

The following table presents the calculation of basic and diluted net income per share:

	Year Ended June 30,		
	2021	2022	2023
Numerator:			
Net income	$ 70,819	$ 90,777	$ 140,822
Denominator:			
Weighted-average shares used in computing net income per share:			
Basic	54,318	55,036	55,706
Weighted-average effect of potentially dilutive shares:			
Employee stock options, restricted stock units and market share units	1,987	1,409	890
Diluted	56,305	56,445	56,596
Net income per share:			
Basic	$ 1.30	$ 1.65	$ 2.53
Diluted	$ 1.26	$ 1.61	$ 2.49

The following table summarizes the outstanding restricted stock units and market share units as of the balance sheet date that were excluded from the diluted per share calculation for the periods presented because to include them would have been anti-dilutive:

	Year Ended June 30,		
	2021	**2022**	**2023**
Market share units	38	24	48
Restricted stock units	6	70	39
Total	44	94	87

Appendix A:

Reconciliation of GAAP to Non-GAAP Financial Measures

Long-Term Financial Targets

We are unable to reconcile the forward-looking non-GAAP financial measures of Adjusted Gross Profit, Non-GAAP total R&D, Non-GAAP Sales and Marketing, Non-GAAP General & Administrative, Adjusted EBITDA, and Free Cash Flow to their directly comparable GAAP financial measures, because the information needed to complete the reconciliations is unavailable at this time without unreasonable effort.

Adjusted EBITDA

$ millions

For the Years Ended June 30,

Reconciliation from net income to Adjusted EBITDA:	2020	2021	2022	2023
Net income	$ 64.5	$ 70.8	$ 90.8	$ 140.8
Interest expense	0.6	1.0	0.5	0.7
Income tax expense (benefit)	2.7	(13.7)	(7.2)	17.8
Depreciation and amortization expense	37.9	43.0	50.2	60.9
EBITDA	**105.7**	**101.1**	**134.3**	**220.2**
Stock-based compensation expense and employer payroll taxes related to stock releases and option exercises	50.4	67.0	101.1	154.5
Other items[1]	3.7	1.9	2.4	0.5
Adjusted EBITDA	**$ 159.8**	**$ 170.0**	**$ 237.8**	**$ 375.2**

(1) Represents acquisition and other nonrecurring transaction-related costs and lease exit activity incurred during the years ended June 30, 2020, 2021, 2022 and 2023, and the settlement of a certain legal matter and related litigation costs during the year ended June 30, 2020.

Free Cash Flow

$ millions

For the Years Ended June 30,

Reconciliation of Free Cash Flow:	2020	2021	2022	2023
Net cash provided by operating activities	$ 112.7	$ 124.9	$ 155.1	$ 282.7
Capitalized internal-use software costs	(25.7)	(28.6)	(34.5)	(45.0)
Purchases of property and equipment	(16.6)	(9.5)	(18.1)	(21.9)
Free Cash Flow	**$ 70.4**	**$ 86.8**	**$ 102.5**	**$ 215.8**

Forward Together.

1400 American Lane
Schaumburg, IL 60173

paylocity.com
investors.paylocity.com

